Exhibit 99.1

Notice of Annual Meeting and Information Circular in respect of the ANNUAL MEETING OF SHAREHOLDERS to be held on May 11, 2011 Dated March 31, 2011

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the "Meeting") of the holders (the "Shareholders") of common shares (the "Common Shares") of Provident Energy Ltd. ("Provident" or the "Corporation") will be held at the Calgary Petroleum Club, Devonian Room, 319 – 5th Avenue S.W., Calgary, Alberta on Wednesday, May 11, 2011 at 3:00 p.m. (Calgary time) for the following purposes, which are described in more detail in the Proxy Statement and Information Circular of Provident (the "Information Circular") accompanying this Notice, namely to:

1.	receive the audited consolidated financial statements of Provident Energy Trust together with the Report of the Auditor thereon for the year ended December 31, 2010;

2.	elect the nine directors of Provident to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed;

3.	appoint the auditors for the ensuing year; and

4.	transact such other business as may properly come before the Meeting or any adjournment thereof.

Only Shareholders of record at the close of business on March 22, 2011 will be entitled to notice of and to vote at the Meeting or any adjournment thereof, except that a transferee of Common Shares after such record date may, not later than 10 days before the Meeting, establish the right to vote by providing evidence of ownership of Common Shares and requesting that the transferee's name be placed on the voting list in place of the transferor.

Shareholders who cannot attend the Meeting in person may vote by proxy.  Instructions on how to complete and return the proxy or voting instruction form are provided with the form and are described in the Information Circular.  To be valid, proxies must be received by Computershare Trust Company of Canada at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 Attention: Proxy Department, to reach the addressee no later than 3:00 p.m. (Calgary time) on May 9, 2011 or, if the Meeting is adjourned, by 3:00 p.m. (Calgary time) on the second business day prior to the date on which the Meeting is reconvened.

By Order of the Board of Directors of
Provident Energy Ltd.

(Signed) Douglas J. Haughey
President and Chief Executive Officer

Calgary, Alberta

INFORMATION CIRCULAR

HOW TO VOTE

Q.       How can I vote?

A.	How you exercise your vote depends on whether you are a registered or non-registered Shareholder.

You are considered to be a registered Shareholder if your Common Shares are registered in your name and:

1.	You have a share certificate; or

2.	You hold your shares through direct registration in Canada or the United States.

You are considered to be a non-registered Shareholder if your shares are registered in the name of an intermediary (for example, a bank, trustee or a securities broker) or in the name of a depository of which the intermediary is a participant.

VOTING BY REGISTERED SHAREHOLDERS:

As a registered Shareholder, you may vote in one of several ways:

1.       Attend the Meeting

You are entitled to attend the Meeting and cast your vote in person.  To vote shares registered in the name of a corporation, the corporation must have submitted a properly executed proxy to Computershare Trust Company of Canada authorizing you to do so.

or

2.       By Proxy

If you do not plan to attend the Meeting in person, you may cast your vote by proxy in one of two ways:

(a)	You may authorize the management representatives of Provident named in the proxy form to vote your shares. You may convey your voting instructions as follows:

(i)	By Internet – Enter the website indicated on the proxy form and follow the instructions;

(ii)	By Mail – Indicate how you would like your units voted on the enclosed proxy form. Sign and return the completed proxy form in the envelope provided; or

(iii)	By Telephone – Call the toll-free number located on the enclosed proxy form and follow the voice instructions; or

(b)	You have the right to appoint another person to attend the Meeting (other than the persons designated in the proxy form) and vote your shares on your behalf as follows:

(i)	By Internet – Enter the website indicated on the proxy form and follow the instructions; or

(ii)
By Mail – Print your appointee's name in the blank space on the enclosed proxy form and indicate how you would like your shares voted.  Sign and return the completed proxy form in the envelope provided.

Your shares will only be counted if your appointee attends the Meeting and votes on your behalf.

VOTING BY NON-REGISTERED SHAREHOLDERS:

If you are a non-registered Shareholder, you will receive a package directly from the intermediary who holds your Common Shares that will contain either:

(a)	A proxy registered as to the number of shares beneficially owned by you; or

(b)	A voting instruction form.

Please ensure you carefully follow the instructions that accompany the proxy form or voting instruction form.

As a non-registered Shareholder, you may vote in one of two ways:

1.       Attend the Meeting

(a)
If you have received a proxy form from your intermediary, insert your name in the blank space provided on the form. Sign the proxy form if it has not been signed by the intermediary.  Return the completed proxy form in the enclosed envelope.  When you arrive at the Meeting, please advise at the registration desk you are a proxy appointee; or

(b)	If you have received a voting instruction form, please follow the instructions on the form.

or

2.       By Proxy

(a)
If you received a proxy form from your intermediary and do not plan on attending the meeting in person, you may vote by authorizing Provident management representatives named in the proxy form, or another person of your choice, to vote your shares.  If you appoint someone other than the management representatives to vote your shares, your votes will only be counted if your appointee attends the Meeting and votes on your behalf.  If you choose this option, complete, sign (if unsigned by the intermediary) and return the form as instructed on the proxy form;

or

(b)	If you have received a voting instruction form, please follow the instructions on the form.

To ensure that your vote is recorded, your proxy must be received by Computershare Trust Company of Canada at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 Attention: Proxy Department, to reach the addressee no later than 3:00 p.m. (Calgary time) on May 9, 2011 or, if the Meeting is adjourned, by 3:00 p.m. (Calgary time) on the second business day prior to the date on which the Meeting is reconvened.

QUESTIONS AND ANSWERS ON VOTING AT THE ANNUAL MEETING

Q.           Am I entitled to vote?

A.	You are entitled to vote if you were a holder of Common Shares as of the close of business on March 22, 2011. Each Common Share is entitled to one vote.

Q.           What am I voting on?

A.           You are entitled to vote on the following items of business brought forth for consideration:

1.	receive the audited consolidated financial statements of Provident Energy Trust together with the Report of the Auditor thereon for the year ended December 31, 2010;

2.	elect the nine directors of Provident to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed;

3.	appoint the auditors for the ensuing year; and

4.	transact such other business as may properly come before the Meeting or any adjournment thereof.

Q.	Who votes my Common Shares and how will they be voted if I return a proxy form or voting instruction form?

A.	By properly completing and returning a proxy form or voting instruction form, you are authorizing the person named in the form to attend the Meeting and to vote your Common Shares.

In connection with any ballot that may be called for, the Common Shares represented by your proxy form or voting instruction form must be voted or withheld from voting as you instruct in the form and, if you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. If you have not specified how to vote on a particular matter, if any amendments or variations are proposed to any matter, or if other matters are properly brought before the Meeting, then your proxyholder has the discretion to vote your Common Shares as your proxyholder sees fit on that matter.  As of the date hereof, management of Provident is not aware of any amendments, variations or other matters to be presented for action at the Meeting.

If you properly complete and return your proxy form or voting instruction form appointing management as your proxy, but do not specify how you wish your votes cast, your Common Shares will be voted FOR each of the resolutions to be voted on at the Meeting, and, at the discretion of management, on any other matter which may be properly brought forth at the Meeting.

Q.	Who is soliciting my proxy?

A.
The persons named as proxyholders in the proxy form are directors or officers of Provident.  In addition to solicitation by mail, proxies may also be solicited by personal interviews, telephone, facsimile or other means of communication by directors and officers of Provident without special compensation.

Provident may retain the services of a managing solicitor dealer to form and manage a soliciting dealer group or a solicitation agent to solicit proxies in connection with the Meeting on terms and conditions, including the payment of fees and reimbursement of expenses, as are customary in such retainer agreements.  The cost of solicitation will be borne by Provident.

For this Meeting, you should not expect to receive any solicitation of your proxy.

Q.           Can I revoke my proxy or voting instruction?

A.
Yes, a Shareholder who has submitted a proxy can revoke it at any time prior to the exercise thereof.  If you have given a proxy and attend personally at the Meeting, you may revoke the proxy and vote in person.

In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing signed by the Shareholder or by the Shareholder's attorney authorized in writing, or, if the Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation and delivered to:

(a)
Computershare Trust Company of Canada at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 Attention: Proxy Department no later than the close of business (local time) on the day before the Meeting (excluding Saturdays, Sundays and holidays), or if the Meeting is adjourned, on the day before it is reconvened (excluding Saturdays, Sundays and holidays);

or

(b)	The Chair of the Meeting prior to the commencement of the Meeting or any reconvened Meeting.

Q.       How many Common Shares are outstanding?

A.
As of March 22, 2011, there were 269,372,629 Common Shares outstanding.  No person or company is known to beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 10 percent of the voting rights attached to the Common Shares of Provident.

Q.	Is my vote confidential?

A.	Yes, your vote is confidential. Proxies are received, counted and tabulated independently by Provident's transfer agent, Computershare Trust Company of Canada.

Provident's transfer agent does not disclose individual shareholder votes to Provident and proxies are not referred to Provident unless a Shareholder has made comments clearly intended for management.  However, Provident's transfer agent may, upon request, provide Provident with a status report on the total number of proxies received and the votes in respect of each item of business to be considered at the Meeting.

Q.       Who can I contact if I have a question regarding the Meeting?

A.	If you have any questions regarding the Meeting, please contact Computershare Trust Company of Canada at 1-800-564-6253.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Neither Provident, nor any person who has been a director or executive officer of Provident since the beginning of Provident's last financial year, nor any proposed nominee for election as a director of Provident, nor any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting except as otherwise disclosed in this Information Circular under the heading "Matters to be Acted Upon at the Meeting - Election of Directors".

Interest of Informed Persons in Material Transactions

Neither Provident, nor any director or executive officer of Provident, nor any proposed nominee for election as a director of Provident, nor any other insider of Provident, nor any associate or affiliate of any one of them has or has had, at any time since the beginning of the year ended December 31, 2010, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect Provident.

Indebtedness of the Directors and Executive Officers

None of the directors or executive officers of Provident, nor any proposed nominee for election as a director of Provident, nor any associate or affiliate of any one of them, is or was indebted, directly or indirectly, to Provident at any time since the beginning of the year ended December 31, 2010.

Voting Securities and Principal Holders of Voting Securities

Common Shares

As at March 22, 2011, Provident had 269,372,629 issued and outstanding Common Shares.  Each Common Share entitles the holder thereof to one vote at all meetings of Shareholders. Only Shareholders of record at the close of business on March 22, 2011 will be entitled to notice of and to vote at the Meeting or any adjournment thereof, except that a transferee of Common Shares after such record date may, not later than 10 days before the Meeting, establish the right to vote by providing evidence of ownership of Common Shares and requesting that the transferee's name be placed on the voting list in place of the transferor.

Principal Holders

As at the date of this Information Circular, and to the best of the knowledge of Provident and the directors and executive officers of Provident, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, more than 10 percent of the issued and outstanding Common Shares.

As of the date of this Information Circular, and to the best of the knowledge of Provident, the directors and executive officers of Provident beneficially owned, directly or indirectly, or exercised control or direction over, 851,069 Common Shares representing less than 1 percent of the issued and outstanding Common Shares.

Matters to be Acted Upon at The Meeting

1.	Receipt of the Consolidated Financial Statements

The audited consolidated financial statements of Provident Energy Trust (the "Trust") for the year ended December 31, 2010 will be placed before the Shareholders at the Meeting.  These financial statements were audited by PricewaterhouseCoopers llp, Chartered Accountants, of Calgary, Alberta.

2.	Election of Directors

Provident currently has a board of directors (the "Board" or "Board of Directors") consisting of ten members, nine of whom are standing for re-election by the Shareholders at the Meeting.  Dr. Robert W. Mitchell, who has been a director of Provident since 2003, is not standing for re-election to the Board of Directors at the Meeting.

Effective as of January 1, 2011, the Trust completed the conversion from a trust structure to a corporate structure (the "Conversion").  Prior to the Conversion, Provident was the administrator of the Trust and its board of directors was responsible for overseeing the operations and affairs of the Trust.  Holders of trust units ("Trust Units") of the Trust ("Unitholders") were entitled to elect the directors of the board of Provident at each annual meeting of the Trust.  Additional information relating to the Conversion is included in the information circular and proxy statement of the Trust dated October 29, 2010 which is available under the Trust's issuer profile on SEDAR at www.sedar.com.

As a result of the Conversion, the Board, which is currently made up of the same individuals who formed the board of directors of Provident prior to completion of the Conversion, is responsible for managing the business and affairs of the Corporation and Shareholders are entitled to elect the directors of the Corporation at each annual meeting of the Corporation.

The number of directors to be elected to the Board at the Meeting has been fixed at nine.  The nine nominees for election to the Board and their biographies are listed in the section "Board of Directors".  All of the nominees are currently directors of Provident.  Each director elected will hold office until the close of the next annual meeting of Shareholders, or until his successor is duly elected or appointed.

At the Meeting, Shareholders will be asked to elect the persons listed in the section "Board of Directors" as directors of Provident.  To be approved, such resolution must be passed by the affirmative votes cast by holders of more than fifty percent of the Common Shares represented in person or by proxy at the Meeting that vote on such resolution.  The form of proxy or voting instruction form allows Shareholders to vote "For" or to "Withhold" their vote from each individual director nominee.  It is the intention of the persons named in the enclosed form of proxy supplied to Shareholders to vote such proxy for the election of the persons listed in the section "Board of Directors" as directors of Provident.  Management does not contemplate that any of the nominees will be unable to serve as directors, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy or voting instruction form shall have the right to vote for another nominee in their discretion.

Shareholders should note that the form of proxy or voting instruction form provides for voting for individual directors as opposed to voting for directors as a slate.

The Board has adopted a policy which provides that, in the event that a director candidate is elected but receives less than 50% of the votes cast at the meeting appointing directors, the Board will consider the circumstances of such vote, the particular attributes of the director candidate including his or her knowledge, experience and contribution at Board meetings and make whatever determination the Board deems appropriate, including without limitation, requesting such director to resign at an appropriate time and advise Shareholders of the Board's decision in that regard.

3.	Appointment of Auditors

Shareholders will be asked at the Meeting to pass a resolution re-appointing PricewaterhouseCoopers llp as the auditors of Provident for a term expiring at the close of the next annual meeting of Shareholders.  PricewaterhouseCoopers llp were appointed the initial auditors of the Trust on January 25, 2001.

It is the intention of the persons named in the enclosed form of proxy supplied to Shareholders to vote such proxy for the re-appointment of PricewaterhouseCoopers llp as the auditors of Provident.

PricewaterhouseCoopers llp is independent in accordance with the auditor's rules of professional conduct in Canada. The fees for professional services provided by PricewaterhouseCoopers  llp to the Trust during fiscal 2010 were approximately $1.27 million compared to approximately $1.30 million in 2009.

	Year ended December 31, 2010	Year ended December 31, 2009
Audit fees Audit-related fees Tax fees All other fees	$641,000 $510,200 $121,664 Nil	$856,000 $197,000 $231,266 $12,727
Total	$1,272,864	$1,296,993

Audit Fees

Fees for audit services totalled approximately $0.6 million in 2010 and approximately $0.9 million in 2009, including fees associated with the annual audit, the reviews of the Trust's quarterly reports, statutory audits and regulatory filings.

Audit-Related Fees

Fees for audit-related services totalled approximately $0.5 million in 2010 and approximately $0.2 million in 2009.  Audit related services include services in connection with the sale of Provident's oil and natural gas production business ($0.3 million in 2010), the transition to International Financial Reporting Standards ("IFRS"), the prospectus in connection with the issue and sale of the Trust's 5.75 percent convertible unsecured debentures, the information circular in connection with the Conversion and French translation services.

Tax Fees

Fees for tax services totalled $0.1 million in 2010 and approximately $0.2 million in 2009.  Fees for tax services include assistance with tax return preparation, tax planning and tax advice services.  Tax fees for 2009 have been updated to reflect actual amounts billed in respect of the year.

All Other Fees

Fees for all other services were nil in 2010 and approximately $12,727 in 2009 for miscellaneous consulting services primarily related to valuations.

In accordance with Provident's procedures for the approval of audit and non-audit services by PricewaterhouseCoopers llp (the "Procedures"), the Audit Committee has pre-approved the services of external auditors listed in the Procedures.  This general pre-approval of services set forth in the Procedures is brought to the Audit Committee for review and renewal on an annual basis.  Management has agreed to seek the guidance of the Chairman of the Audit Committee if there is any ambiguity about whether a particular service is pre-approved.

In the case of proposed engagements of PricewaterhouseCoopers llp involving services set forth in the Procedures in which the fees for such services are expected to exceed $100,000, specific pre-approval must be obtained from the Audit Committee.  In these circumstances, in which specific pre-approval is required, the Audit Committee has delegated the authority to effect such pre-approval to the Chairman of the Audit Committee.

In respect of services set forth in the Procedures in which the fees for a particular engagement are expected to be less than or equal to $100,000, the Chairman of the Audit Committee must be notified expeditiously of any such services commenced by the auditors.

If an engagement with PricewaterhouseCoopers llp for a particular service is contemplated, and is neither prohibited under the terms of the Procedures nor covered under the range of services set forth in the Procedures, the engagement is subject to the pre-approval of the Chairman of the Audit Committee.

All pre-approvals granted by the Chairman of the Audit Committee must be presented to the full Audit Committee at its next meeting.

Prohibited services may not be pre-approved by the Audit Committee or pursuant to the delegated authority granted to the Chairman of the Audit Committee.  The Corporation has complied with applicable rules regulating the provision of non-audit services to Provident by its external auditor.

Board of Directors

Board Composition

Provident's business involves a complex operational structure that is characterized by exposure to significant competition, business cycles and commodity prices.  The Governance, Human Resources and Compensation Committee (the "GHRC Committee") is responsible for reviewing and assessing with the Board of Directors the appropriate skills, experience  and background sought in respect of directors.  The key skills and experience that are considered important for Provident's directors to possess in light of its current business structure and business are:

•	Senior Leadership Expertise;
•	Public Company Board Expertise;
•	Business Development and Mergers and Acquisitions Expertise;
•	Financial Expertise;
•	Industry and Technical Expertise;
•	Marketing Expertise;
•	Government and Stakeholder Expertise;
•	Legal Expertise; and
•	Environmental, Health and Safety Expertise;

The following biographies include the relative experience, qualifications and skills of each of the nominees to the Board of Directors which support the stewardship, strategy and operations of the Corporation.

John B. Zaozirny B.Comm., LL.M, Q.C. Age: 63 Calgary, Alberta Director Since 2001 Independent	Mr. Zaozirny is Chairman of the Board. He currently serves as Vice-chairman of Canaccord Genuity Corp. and is a Corporate Director.
Experience and Expertise:
Mr. Zaozirny has extensive leadership, public company, government and legal experience and expertise.  Mr. Zaozirny currently serves on the board of a number of public and private corporations and is a Governor of the Business Council of British Columbia.  From 1987 to 2009, Mr. Zaozirny was Counsel to McCarthy Tetrault LLP.  From 1982 to 1986 Mr. Zaozirny was Minister of Energy and Natural Resources for the Province of Alberta.
His academic credentials include a Bachelor of Commerce degree from the University of Calgary, a Bachelor of Laws degree from the University of British Columbia and a Master of Laws degree from the London School of Economics and Political Science.

Other Public Company Directorships:
Bankers Petroleum Ltd., Canadian Oil Sands Limited, Coastal Energy Company, Computer Modeling Group, Estrella Energy Services Ltd., Pacific Rubiales Energy Corp., Pengrowth Corporation, Petroamerica Oil Corp., Terravest Income Fund.
The Board has considered Mr. Zaozirny's participation as a director on a number of other public company boards and has determined that Mr. Zaozirny's additional public board memberships will not impair his ability to devote the time and attention to the Board required in order for Mr. Zaozirny to properly discharge his duties nor his ability to act effectively and in the best interests of the Corporation.  In making such a determination, the Board has also considered Mr. Zaozirny's meeting attendance, his skills and experience.

	Board/Committee Membership:				Attendance:(2)
	Board of Directors Governance, Human Resources and Compensation Committee				13 of 13 10 of 10	100% 100%
Securities Held:(9)(10)
		Common Shares	DRSUs	Total Common Shares & DRSUs	Total Market Value of Common Shares and DRSUs(4)	Meets Ownership Requirement(1)
	2010 2009	93,669 93,669	41,225 47,457	134,894 141,126	$1,067,012 $ 999,172	Yes Yes

Grant D. Billing B.Sc., CA Age: 59 Calgary, Alberta Director Since 2001 Independent	Mr. Billing is the Chairman and Chief Executive Officer and a director of Superior Plus Corp. Prior to his current position, Mr. Billing was the Executive Chairman of Superior since 1998.
Experience and Expertise:
Mr. Billing has extensive strategic and business experience gained over a period of more than 30 years in various CEO/senior management capacities, including as President and CEO of Norcen Energy Resources Ltd.  He has served as Chairman and Director of a number of public companies and as Director and Chairman of the Canadian Association of Petroleum Producers.
His academic credentials include a Bachelor of Science degree from the University of Calgary and he holds a Chartered Accountants designation.

Other Public Company Directorships:
Superior Plus Corp.
	Board/Committee Membership:				Attendance:(2)
	Board of Directors Audit Committee (Chair) Governance, Human Resources and Compensation Committee				13 of 13 1 of 1 8 of 8	100% 100% 100%
Securities Held: (3)(9)(10)
		Common Shares	DRSUs	Total Common Shares & DRSUs	Total Market Value of Common Shares and DRSUs(4)	Meets Ownership Requirement(1)
	2010 2009	69,700 69,700	29,005 33,333	98,705 103,033	$780,757 $729,473	Yes Yes

Douglas J. Haughey BA, MBA, ICD.D Age: 54 Calgary, Alberta Director Since 2010 Not Independent
Mr. Haughey was appointed President and CEO on April 29, 2010.  Prior thereto from 1999 through 2008, Mr. Haughey was with Spectra Energy Corp. and predecessor companies.  He was President of Spectra Energy's $3 billion western Canadian natural gas midstream business and President and CEO of Spectra Energy Income Fund.

	Experience and Expertise:
Mr. Haughey has over 30 years of energy industry experience and has an extensive background in strategic development, mergers and acquisitions, asset operation and energy marketing and trading.  Mr. Haughey conducted energy consulting and research with the Canadian Energy Research Institute and taught in the business school at the University of Calgary.  Mr. Haughey has been Chair of the Canadian Energy Pipeline Association, has been a director of a variety of public companies and co-chaired the 2007 United Way campaign.
His academic credentials include a Bachelor of Administration degree from the University of Regina, an MBA from the University of Calgary and an ICD.D designation from the Institute of Corporate Directors.

	Other Public Company Directorships:
	Fortis Inc.
	Board/Committee Membership:				Attendance:(2)
	Board of Directors				8 of 8	100%
	Securities Held:(5) (9)(10)
		Common Shares	PSUs	Total Common Shares & PSUs	Total Market Value of Common Shares and PSUs(4)(5)	Meets Ownership Requirement(1)
	2010	44,598	157,888	202,486	$1,601,664	Yes(6)

Hugh A. Fergusson BA, J.D., ICD.D Age: 63 Calgary, Alberta Director Since 2005 Independent	Mr. Fergusson is a Corporate Director and private businessman.
Experience and Expertise:
Mr. Fergusson has extensive strategic and business experience with a focus on such sectors as midstream, transportation, utilities and marketing.  He has held various senior executive positions, most recently as Vice President and a Director of Dow Chemical Canada Inc.  In addition to his experience serving as a director of number of public companies, Mr. Fergusson also provides advisory services to the Alberta Electric Systems Operator.
His academic credentials include a Bachelor of Arts degree from McMaster University, a Juris Doctor from the University of Windsor and an ICD.D designation from the Institute of Corporate Directors.

Other Public Company Directorships:
AltaGas Ltd., Canexus Income Fund
	Board/Committee Membership:				Attendance:(2)
	Board of Directors Audit Committee Environmental, Health & Safety Committee (Chair) Reserves, Operations and Environmental, Health & Safety Committee				13 of 13 3 of 3 1 of 1 4 of 4	100% 100% 100% 100%
Securities Held:(9)(10)
		Common Shares	DRSUs	Total Common Shares & DRSUs	Total Market Value of Common Shares and DRSUs(4)	Meets Ownership Requirement(1)
	2010 2009	12,450 12,450	29,005 33,333	41,455 45,783	$327,909 $324,144	Yes Yes

Randall J. Findlay BASc., P.Eng. Age: 61 Calgary, Alberta Director Since 2001 Independent	Mr. Findlay is a Corporate Director. He was the President of Provident Energy Ltd. from 2001 until his retirement in 2006.
Experience and Expertise:(8)
Mr. Findlay has extensive strategic and business experience, including oil and natural gas experience with focus in the exploration and production,  transportation, midstream and marketing sectors.  He was a Senior Vice President and member of the executive leadership team at TransCanada Pipelines and President of TransCanada's North American midstream business.  Mr. Findlay served as past national chair of the Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum.  He currently serves on the board of a select number of public, private and not-for-profit organizations.
His academic credentials include a Bachelor of Applied Science degree from the University of British Columbia and holds a Professional Engineer designation.

Other Public Company Directorships:
Canadian Helicopters Group Inc., Pembina Pipeline Corporation., Superior Plus Corp.
The Board has considered Mr. Findlay's participation as a director on a number of other public company boards and has determined that Mr. Findlay's additional public board memberships will not impair his ability to devote the time and attention to the Board required in order for Mr. Findlay to properly discharge his duties nor his ability to act effectively and in the best interests of the Corporation.  In making such a determination, the Board has also considered Mr. Findlay's meeting attendance, his skills and experience.

	Board/Committee Membership:				Attendance:(2)
	Board of Directors Environmental, Health & Safety Committee Reserves, Operations and Environmental, Health & Safety Committee				11 of 13 1 of 1 4 of 4	85% 100% 100%
Securities Held:(9)(10)
		Common Shares	DRSUs	Total Common Shares & DRSUs	Total Market Value of Common Shares and DRSUs(4)	Meets Ownership Requirement(1)
	2010 2009	165,589 457,378	29,005 39,400	194,594 496,778	$1,539,239 $3,517,188	Yes Yes

Norman R. Gish BA, LLB Age: 75 Calgary, Alberta Director Since 2003 Independent	Mr. Gish is an independent businessman and Corporate Director.
Experience and Expertise:(6)
Mr. Gish has extensive business experience, including international expertise.  He served as a Canadian Government Trade Commissioner in Hong Kong and is a past managing director of Fracmaster China in Beijing.  As past Chairman, President & CEO of the Alliance group of companies, he has expertise in natural gas liquids extraction and fractionation and as a Director of Superior Plus Corp., he is knowledgeable on propane marketing and distribution.  Mr. Gish is past Chairman of the British Columbia Energy Commission and has an understanding of regulatory and governmental matters.
His academic credentials include a Bachelor of Arts degree from the University of Alberta and an LLB from the University of British Columbia.

Other Public Company Directorships:
Superior Plus Corp.
	Board/Committee Membership:				Attendance:(2)
	Board of Directors Governance, Human Resources and Compensation Committee (Chair)				13 of 13 10 of 10	100% 100%
Securities Held:(3)(9)(10)
		Common Shares	DRSUs	Total Common Shares & DRSUs	Total Market Value of Common Shares and DRSUs(4)	Meets Ownership Requirement(1)
	2010 2009	7,000 7,000	29,005 33,333	36,005 40,333	$284,799 $285,558	Yes Yes

Bruce R. Libin B.Comm., MBA, J.D., Q.C. Age: 61 Calgary, Alberta Director Since 2001 Independent
Mr. Libin is an independent businessman.  From December 2000 to March 2010 he was Executive Chairman and Chief Executive Officer of Destiny Resource Services Corp. From March 2010 to December 2010 he was President of Logan International Inc. He has also been President of B.R. Libin Capital Corp., an investment, merchant banking and investment banking advisory services company since 1995.

Experience and Expertise:
In addition to Mr. Libin's extensive experience in the areas of legal, business, finance, strategy and investment banking, he has experience in oil and gas services and environmental, health and safety.  Mr. Libin has served as CEO and/or CFO of a number of public companies. Mr. Libin is currently or has served as Chairman and Director of a number of public companies.
His academic credentials include a Bachelor of Commerce degree from the University of Toronto, an MBA from the Wharton School, University of Pennsylvania and a Juris Doctor from the University of Pennsylvania Law School.

Other Public Company Directorships:
Logan International Inc., Winstar Resources Ltd.
	Board/Committee Membership:				Attendance:(2)
	Board of Directors Audit Committee Reserves, Operations and Environmental, Health & Safety Committee				13 of 13 4 of 4 4 of 4	100% 100% 100%
Securities Held:(9)(10)
		Common Shares	DRSUs	Total Common Shares & DRSUs	Total Market Value of Common Shares and DRSUs(4)	Meets Ownership Requirement(1)
	2010 2009	212,292 190,602	29,005 33,333	241,297 223,935	$1,908,659 $1,585,460	Yes Yes

M.H. (Mike) Shaikh B.Comm., FCA Age: 62 Calgary, Alberta Director Since 2001 Independent	Mr. Shaikh is an independent businessman and Corporate Director.
Experience and Expertise:(7)
Mr. Shaikh, a Fellow of the Chartered Accountants of Alberta, has extensive experience in finance, oil and gas operations and mergers and acquisitions and is a director of various private, public and not-for-profit organizations. Mr. Shaikh is currently a board member for Education Matters, and is Honorary Investment Councillor for Pakistan.  He is also the Chair of the Calgary Police Commission, a board member of the Canadian Air Transport Security Authority and a past board member of the Alberta Securities Commission.
His academic credentials include a Bachelor of Commerce degree from the University of Calgary.  Mr. Shaikh is a Fellow of the Institute of  Chartered Accountants of Alberta.

Other Public Company Directorships:
Hawk Exploration Ltd., Pace Oil & Gas Ltd.
	Board/Committee Membership:				Attendance:(2)
	Board of Directors Audit Committee (Chair) Governance, Human Resources and Compensation Committee				12 of 13 4 of 4 2 of 2	92% 100% 100%
Securities Held:(9)(10)
		Common Shares	DRSUs	Total Common Shares & DRSUs	Total Market Value of Common Shares and DRSUs(4)	Meets Ownership Requirement(1)
	2010 2009	192,231 173,942	29,005 33,333	221,236 207,275	$1,749,977 $1,467,507	Yes Yes

Jeffrey T. Smith P.Geol. Age: 63 Calgary, Alberta Director Since 2001 Independent	Mr. Smith is an independent businessman and private investor.
Experience and Expertise:
Mr. Smith has extensive experience in oil and gas operations, finance, mergers and acquisitions, governance, human resources and compensation matters and environmental, health and safety.  Mr. Smith is also a director of Compton Petroleum Ltd. and Pace Oil & Gas Ltd.
His academic credentials include a Bachelor of Science Geology degree from the University of Ottawa.

Other Public Company Directorships:
Compton Petroleum Ltd., Pace Oil & Gas Ltd.
	Board/Committee Membership:				Attendance:(2)
	Board of Directors Audit Committee Governance, Human Resources and Compensation Committee Reserves, Operations and Environmental, Health & Safety Committee (Chair)				13 of 13 1 of 1 8 of 8 4 of 4	100% 100% 100% 100%
Securities Held:(9)(10)
		Common Shares	DRSUs	Total Common Shares & DRSUs	Total Market Value of Common Shares and DRSUs(4)	Meets Ownership Requirement(1)
	2010 2009	10,400 10,400	29,005 33,333	39,405 43,733	$311,694 $309,629	Yes Yes

Notes:

(1)
Each of the non-management directors is required to hold an equity position in Provident, having a minimum value of five times the annual retainer paid to such director. New non-management directors must reach this requirement within three years of their election or appointment to the Board.  Common Shares and DRSUs (as defined herein) are considered equity for this purpose.  Mr. Haughey is expected to meet the ownership requirement of an Executive Officer, not as a director.  See "Compensation Discussion and Analysis - Executive Ownership Requirements " in this Information Circular.

(2)
Directors are expected to attend all Board meetings and the meetings of its committees on which they sit, unless circumstances make it impossible for them to do so.  Directors who were unable to attend meetings in 2010 provided their input prior to the meetings and familiarized themselves with any decisions as soon as possible after the meetings occurred.  In all instances where a director missed either a Board or committee meeting in 2010, the meetings had been scheduled on short notice.

(3)
Mr. Billing holds $1.0 million principal amount of Provident's 5.75% convertible unsecured debentures. Mr. Gish holds $110,000 principal amount of Provident's 6.50% convertible unsecured debentures. Mr. Shaikh holds $250,000 principal amount of Provident's 6.50% convertible unsecured debentures and $500,000 principal amount of Provident's 5.75% convertible unsecured debentures.

(4)
The estimated total market value of Common Shares and DRSUs, respectively for 2010, is the sum of the number of Common Shares and DRSUs, in addition to the notional reinvestment of distributions since the date of grant up to December 31, 2010, multiplied by the closing market price of the Trust Units on the Toronto Stock Exchange (the "TSX") on December 31, 2010 of $7.91.  The estimated total market value of Common Shares and DRSUs, respectively for 2009, is the sum of the number of Common Shares and DRSUs, in addition to the notional reinvestment of distributions since the date of grant up to December 31, 2009, multiplied by the closing market price of the Trust Units on the TSX on December 31, 2009 of $7.08. See "Board of Directors' Compensation - Director Long-Term Incentive Plan" and "Board of Directors' Compensation - Director Outstanding Share-Based Awards" in this Information Circular.  See also Note (9) below.

(5)
The estimated value of Mr. Haughey's PSUs (as defined herein), as disclosed above, is the sum of the number of PSUs granted, in addition to the notional reinvestment of distributions since the date of grant up to December 31, 2010, multiplied by the closing market price of the Trust Units on the TSX of $7.91 on December 31, 2010 and assumes a performance multiplier of one.  The value of PSUs upon actual vesting is dependent on both the market price of the Common Shares as at the vesting date, as well as a performance multiplier which is dependent on a number of considerations, including total shareholder return and percentile rank (both as defined in the Long-Term Incentive Plan and described in this Information Circular) relative to returns on common shares of members of a selected peer comparison group over the term of the PSU.  The performance multiplier for PSUs can vary from zero to two based on Provident's performance over a three year term.  Therefore, the estimated value of the PSUs as disclosed in this Information Circular may vary significantly from the actual amounts ultimately paid in respect of such PSUs.  See "Compensation Discussion and Analysis - Long-Term Incentive Plan" and "Compensation Discussion and Analysis - NEO Outstanding Share-Based Awards" in this Information Circular.  See also Note (9) below.

(6)
Mr. Gish was until August 20, 2009 a director of 4504020 Canada Inc. (formerly Railpower Technologies Corp. ("Railpower"), a reporting issuer in all provinces and territories of Canada that filed for court protection under the Companies' Creditors Arrangement Act (Canada) in Canada and under Chapter 15 of the U.S. Bankruptcy Code with the United States Bankruptcy Court for the Western District of Pennsylvania on February 4, 2009 and February 6, 2009, respectively.  On May 29, 2009, Railpower concluded the sale of all of its assets, except cash on hand and on deposit in a financial institution, the land and property located in St.-Jean-sur-Richelieu (Quebec) and two road switching locomotives, to R.J. Corman Railroad Group LLC, a Kentucky limited liability company.  The court protection was effective until March 8, 2010 to allow time for Railpower to complete and file a joint plan of arrangement for consideration by its creditors and the court. The largest creditor, Ontario Teacher's Pension Plan, subsequently filed a Petition in Bankruptcy against Railpower which was granted on March 8, 2010.

(7)
Mr. Shaikh was a director of Mystique Energy Inc. ("Mystique") from November 11, 2004 until his resignation on April 24, 2007. On April 25, 2007 the Court of Queen's Bench of Alberta (the "Court") granted an initial order to Mystique for creditor protection under the Companies' Creditors Arrangement Act ("CCAA"). The initial order grants CCAA protection for an initial period of 30 days, expiring May 24, 2007, to be extended thereafter as the Court deems appropriate. The CCAA proceedings have been completed and Mystique has settled with its creditors.

(8)	Mr. Findlay was a director of Wellpoint Systems Inc. from July 23, 2008 to January 31, 2011. On January 31, 2011 Wellpoint Systems Inc. was placed into receivership by two of its lenders.

(9)
In connection with the Conversion, certain amendments were made to Provident's Long Term Incentive Plan in order to take into account the revised organizational structure that resulted from the Conversion and the outstanding director restricted trust units ("DRTUs") and performance trust units ("PTUs") of the Trust were converted into director restricted share units ("DRSUs") and performance share units ("PSUs") of the Corporation.  References in this Information Circular to DRSUs and PSUs include the DRTUs and PTUs outstanding prior to the completion of the Conversion.

(10)
In connection with the plan of arrangement involving the Trust and Midnight Oil Exploration Ltd. which was completed on June 29, 2010, the "Adjustment Ratio" (as defined below) in respect of the DRTUs and PTUs was adjusted to reflect the issuance of shares of Pace Oil & Gas Ltd. to Unitholders in accordance with the plan of arrangement.  The Adjustment Ratio is provided for in the Long-Term Incentive Plan and provides for cumulative increases to the amount of cash to be paid pursuant to the awards on each date that dividends are paid in respect of Common Shares to reflect dividends on the Common Shares between the date of the grant and the payment date in respect of the PSUs or DRSUs.  The Adjustment Ratio used to adjust the number of PSUs or DRSUs upon which the amount to be paid on the applicable payment date(s) pertaining to such award is determined in accordance with the terms of the Long-Term Incentive Plan.  The Adjustment Ratio is initially equal to one, and will be cumulatively adjusted thereafter by increasing the Adjustment Ratio on each dividend payment date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend, expressed as an amount per Common Share, paid on that dividend payment date, and having as its denominator the weighted average of the price of the Common Shares on the TSX for the three consecutive trading days ending on the trading day immediately preceding that dividend payment date.

Identity of Non-Independent Directors and Basis for Determination

A director is considered independent only where the Board determines that the director has no direct or indirect material relationship with the Corporation or its subsidiaries.  A "material relationship" is defined in National Instrument 52-110 Audit Committees to mean any relationship, which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgement.

On an annual basis, the Board of Directors, in consultation with the GHRC Committee, reviews each relationship that a director has with the Corporation or its subsidiaries in order to determine whether the director is or remains independent.

Based on these requirements and a review of the applicable factual circumstances against these standards, the Board, in consultation with the GHRC Committee, has determined that the majority of its directors are independent.  The following table identifies which directors are not independent and the basis for that determination.

Director	Independence Status	Basis for determination of non-independence
J.B. Zaozirny	Independent	Not applicable – no material relationship
G.D. Billing	Independent	Not applicable – no material relationship
H.A. Fergusson	Independent	Not applicable – no material relationship
R.J. Findlay	Independent	Not applicable – no material relationship
N.R. Gish	Independent	Not applicable – no material relationship
D.J. Haughey	Not independent	Mr. Haughey is considered to have a material relationship with the Corporation by virtue of his position of President & Chief Executive Officer of the Corporation.
B.R. Libin	Independent	Not applicable – no material relationship
M.H. Shaikh	Independent	Not applicable – no material relationship
J.T. Smith	Independent	Not applicable – no material relationship

Board of Directors' Compensation

General

The Board, through the GHRC Committee, and considering recommendations from external consultants as required, is responsible for the development and implementation of the directors' compensation structure.

Provident provides all non-executive directors with a comprehensive compensation package of annual cash retainers, meeting fees and long-term incentive awards in the form of DRSUs.  The package provides comprehensive remuneration for the responsibilities and time commitments of Board members.  Management, the GHRC Committee and the Board periodically review the compensation for competitiveness against a peer group of comparably-sized energy sector organizations.  Provident's director compensation philosophy targets total compensation at the median or 50th percentile and has the following objectives:  (a) to attract and retain the most qualified individuals; (b) to compensate the directors in a manner that is commensurate with the risks, size and complexity of the Corporation; and (c) to align the interests of the directors with the Shareholders.

In 2010, Provident underwent significant changes with the divestment of its upstream oil and gas assets to Midnight Oil Exploration Ltd. ("Midnight").  The Board and its committees held additional meetings during the year to guide the strategic direction of the Corporation.  Following the divestiture of its upstream operations, the GHRC Committee engaged Mercer (Canada) Limited ("Mercer") to assist in a comprehensive review of the Corporation's director compensation program.  As part of the study, Mercer compared the Corporation's director compensation to the following 17 publicly-traded organizations which are comparable in size to the Corporation in terms of assets and market capitalization.  These 17 organizations were also included in the Corporation's review of executive compensation.  See "Compensation Discussion and Analysis – Benchmarking Data" for further details.

Advantage Oil & Gas Ltd.	NAL Oil & Gas Trust
AltaGas Ltd.	NuVista Energy Ltd.
Birchcliff Energy Ltd.	Paramount Resources Ltd.
Crew Energy Inc.	Pembina Pipeline Income Fund
Daylight Energy Ltd.	Peyto Energy Trust
Fort Chicago Energy Partners LP	Progress Energy Resources Corp.
Gran Tierra Energy Inc.	UTS Energy Corporation
Inter Pipeline Fund	Vermilion Energy Inc.
Keyera Facilities Income Fund

As a result of the significant changes to the Corporation during 2010, the Board approved certain amendments to the Corporation's director compensation program including reducing the additional retainer for the Chairman of the Board by 58%; reducing the meeting fee for the Chairman of the Board by 57%; and reducing the meeting fees for each of the committee chairs by 40%. The table below compares the Corporation’s 2009 and 2010 director compensation schedules.

	2010	2009
Board Member Retainer	$30,000	$30,000
Board Chair Additional Retainer(3)	$40,000	$95,000
Committee Chair Retainer Audit Committee Environmental, Health & Safety Committee Governance, Human Resources and Compensation Committee	$10,000 $7,500 $7,500	$10,000 $7,500 $7,500
Committee Member Retainer	$5,000	$5,000
Board Meeting Fee(1) Chair(2) Member	$1,500 $1,500	$3,500 $1,500
Committee Meeting Fee(1)(4) Chair Member	$1,500 $1,500	$2,500 $1,500
Director Long-Term Incentive Plan (annual value awarded) Chair Member	$100,000 $70,000	$100,000 $70,000

Notes:

(1)           For a single purpose meeting, the fees paid would be one half of the fees paid for attendance at a regular meeting.

(2)
The Board reduced the Board Chair meeting fee from $3,500 to $2,500 on February 1, 2010. On August 11, 2010, the Board reduced the Board Chair meeting fee from $2,500 to $1,500 and the Committee Chair meeting fee from $2,500 to $1,500.

(3)	The Board reduced the Board Chair Additional Retainer from $95,000 to $80,000 on February 1, 2010. On August 11, 2010, the Board reduced the Board Chair Additional Retainer from $80,000 to $40,000.

(4)
In 2010, a Search Committee was formed  in respect of the Executive Search for the President and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer.  The directors who assisted in the Executive Search were reimbursed at a rate of $1,500 per day in accordance with the Provident Director Expense and Reimbursement Plan.

Director Long-Term Incentive Plan

Each of the non-executive directors participates in the Corporation's Long-Term Incentive Plan ("LTIP").  In accordance with the LTIP, effective January 1, 2010, the Chairman of the Board was awarded 12,360 DRSUs and each other director was awarded 8,652 DRSUs, which vest at the end of a three year period and will entitle such directors to cash compensation determined on the basis of the current market value of the Common Shares on the vesting dates.  Additional information regarding the LTIP and DRSUs is set out under the heading "Compensation Discussion and Analysis - Long-Term Incentive Plan" in this Information Circular.

In connection with the plan of arrangement involving the Trust and Midnight which was completed on June 29, 2010, the Adjustment Ratio in respect of the DRTUs was adjusted to reflect the issuance of shares of Pace Oil & Gas Ltd. ("Pace") to Unitholders in accordance with the plan of arrangement.  See Note (10) under the heading "Board of Directors – Board Composition" in this Information Circular.

In addition, in connection with the Conversion, certain amendments were made to the LTIP in order to take into account the revised organizational structure that resulted from the Conversion and the outstanding DRTUs were converted into DRSUs of the Corporation.  References in this Information Circular to DRSUs include the DRTUs outstanding prior to the completion of the Conversion.  See Note (9) under the heading "Board of Directors – Board Composition" in this Information Circular.

Directors' Compensation Table

The following table sets forth the total amount of compensation paid to the directors of Provident in respect of services provided during the year ended December 31, 2010.  In addition to the regularly scheduled Board meetings in 2010, the Board held several additional meetings throughout the year in connection with its role in examining strategic alternatives and approving transactions for the Trust.

Name(1)	Fees Earned(2) ($)	Share-Based Awards(3) ($)	Total ($)
J.B. Zaozirny(5)	149,250	100,000	249,250
G.D. Billing	70,500	70,000	140,500
H.A. Fergusson(5)	77,750	70,000	147,750
R.J. Findlay(4)(5)	65,000	70,000	135,000
N.R. Gish(5)	84,500	70,000	154,500
B.R. Libin	70,500	70,000	140,500
Dr. R.W. Mitchell	62,000	70,000	132,000
M.H. Shaikh	70,000	70,000	140,000
J.T. Smith(5)	84,750	70,000	154,750

Notes:

(1)
Mr. Haughey, the President and Chief Executive Officer of Provident, is also a director and receives no compensation for his services as a director.  The compensation received by Mr. Haughey for his services as President and Chief Executive Officer is set out under the heading "Compensation Discussion and Analysis – Summary Compensation Table" in this Information Circular.

(2)           Includes both annual retainer and meeting attendance fees.

(3)	The value of the DRSUs was based on a price of $8.09, which was the twenty day average closing price of the Trust Units on the TSX ending on January 31, 2010.

(4)	In 2010, Mr. Findlay received a taxable benefit for parking in the amount of $7,150. This amount has not been included in the table above.

(5)
For their participation on the Search Committee, Messrs. Fergusson, Findlay and Zaozirny each received $6,000; Mr. Gish received $4,500 and Mr. Smith received $3,000.  These amounts are included in the table above.

Supplemental Table – Comparison of 2009 and 2010 Directors' Compensation

Name	2010 Total ($)	2009 Total ($)	Variance ($)
J.B. Zaozirny	249,250	278,910	(29,660)
G.D. Billing	140,500	147,510	(7,010)
H.A. Fergusson	147,750	143,260	4,490
R.J. Findlay	135,000	132,260	2,740
N.R. Gish	154,500	147,010	7,490
B.R. Libin	140,500	140,010	490
Dr. R.W. Mitchell	132,000	128,510	3,490
M.H. Shaikh	140,000	139,760	240
J.T. Smith	154,750	158,010	(3,260)
Total	1,394,250	1,415,240	(20,990)

Each director of the Board is compensated for all reasonable out-of-pocket expenses incurred incidental to attending Board and committee meetings. For the 2010 fiscal year, an aggregate of $18,780 was reimbursed to the directors for such out-of-pocket expenses.

Director Outstanding Share-Based Awards

The following table sets forth information with respect to the outstanding DRSU awards granted under the LTIP to Provident's directors as of December 31, 2010, which includes awards granted prior to January 1, 2010.

	Share-Based Awards
Name	Number of Units That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested(1) ($)
J.B. Zaozirny	41,225	326,090
G.D. Billing	29,005	229,430
H.A. Fergusson	29,005	229,430
R.J. Findlay	29,005	229,430
N.R. Gish	29,005	229,430
Bruce R. Libin	29,005	229,430
Dr. R.W. Mitchell	29,005	229,430
M.H. Shaikh	29,005	229,430
J.T. Smith	29,005	229,430

Note:

(1)
Based on the closing market price of the Trust Units on the TSX on December 31, 2010 of $7.91 per Trust Unit.  The number of DRSUs disclosed takes into account the notional reinvestment of distributions since the date of grant up to December 31, 2010.

Director Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth information with respect to the value of DRSU awards granted pursuant to the LTIP to the directors that vested during the period ending December 31, 2010.

Name	Share-Based Awards - Value Vested During Year ($)(1)
J.B. Zaozirny	120,918
G.D. Billing	99,318
H.A. Fergusson	99,318
R.J. Findlay	99,318
N.R. Gish	99,318
Bruce R. Libin	99,318
Dr. R.W. Mitchell	99,318
M.H. Shaikh	99,318
J.T. Smith	99,318

Note:

(1)
Based upon the sum of the number of vested DRSUs awarded in 2008 and the notional reinvestment of distributions, multiplied by $8.05, which was the twenty day average closing price of the Trust Units on the TSX ending on January 31, 2011.

Director Ownership Requirements

Each of the directors is required to hold an equity position in the Corporation, having a minimum value of five times the annual retainer paid to such director.  New directors must satisfy this requirement within three years of their election or appointment to the Board.  Common Shares and DRSUs are considered equity for the purpose of satisfying the minimum ownership requirements for directors.  Each member of the Board satisfies these director ownership requirements.

Director Education

In 2010, the directors participated in various continuing education opportunities to enhance their understanding of the issues facing the Corporation and the changing governance issues and requirements.

2010	Topic	Presented By	Attended By
January 19	Canadian Coalition for Good Governance	Institute of Corporate Directors	D.J. Haughey
February 17	Investing in the USA	Entrepreneurial CAs of Calgary	M.H. Shaikh
February 24	Alberta’s Competitive Reality in Oil & Gas	University of Calgary	M.H. Shaikh
March 24	Corporate Board Governance and Director Compensation in Canada	Korn/Ferry International	H.A. Fergusson R.J. Findlay
August 10	IFRS	Bill Forward, Director Financial Reporting	H.A. Fergusson B.R. Libin M.H. Shaikh
September 14	The Characteristics of an Effective CFO and Finance Organization	Ernst & Young Alberta Audit Committee Network	M.H. Shaikh
October 14	The Board’s Role in a Transformed World of Government Regulation	Deloitte Directors Series	M.H. Shaikh
October 19	Energy Seminar: Raising Capital	Gowlings	M.H. Shaikh

2010	Topic	Presented By	Attended By
November 8	Western Canadian Gas Processing Outlook	Pervin & Gertz	G.D. Billing H.A. Fergusson R.J. Findlay N.R. Gish D.J. Haughey	B.R. Libin M.H. Shaikh J.T. Smith J.B. Zaozirny
November 17	Executive Compensation	Institute of Corporate Directors	D.J. Haughey (speaker) H.A. Fergusson
December 7	Capital Confidence and the Role of the CFO	Ernst & Young Alberta Audit Committee Network	M.H. Shaikh
December 15	Director Compensation	Institute of Corporate Directors	H.A. Fergusson R.J. Findlay

Board Committees

In connection with the completion of the plan of arrangement involving the Trust and Midnight on June 29, 2010, the Board of Directors approved the reorganization of its committees at a meeting held on August 11, 2010.  The primary purpose of the reorganization of the committees of the Board was to enhance director effectiveness and streamline the duties of each committee in respect of the new corporate structure.  The reorganization of the committees of the Board is outlined below:

	August 12, 2010 to December 31, 2010	January 1, 2010 to August 11, 2010
Audit Committee	G.D. Billing (Chair) B.R. Libin J.T. Smith	M.H. Shaikh (Chair) H.A. Fergusson B.R. Libin
Environmental, Health and Safety Committee (previously named Reserves, Operations and Environmental, Health and Safety Committee)	H.A.Fergusson (Chair) R.J. Findlay Dr. R.W. Mitchell	J.T. Smith (Chair) H.A. Fergusson R.J. Findlay B.R. Libin Dr. R.W. Mitchell
Governance, Human Resources and Compensation Committee	N.R. Gish (Chair) M.H. Shaikh J.B. Zaozirny	N.R. Gish (Chair) G.D. Billing J.T. Smith J.B Zaozirny

Meetings of Independent Directors

The Board regularly meets independently of management and non-independent directors.  In addition, from time to time, the Board also excuses members of management and non-independent directors from all or a portion of a meeting where there may be a potential conflict of interest, where requested by any independent director or where otherwise appropriate.  The Board is also scheduled to meet without management and non-independent directors before or after each board meeting.  In addition, after each Board meeting to consider interim and annual financial statements, the Board meets without management and non-independent directors.  In 2010, the Board met without management and non-independent directors at a majority of Board meetings, being ten separate occasions, including the four regularly scheduled quarterly meetings.

Board, Committee and Individual Director Evaluations

While the Board does not have a policy which provides for a mandatory retirement age or limits the time a in which a director can serve, the Board does regularly review board service and required board composition. Imposing specific term restrictions could result in the Board losing the contribution of longer serving directors who have developed a thorough knowledge and understanding of the Corporation over time.

To ensure the Board is represented by a cross section of industry and business experience critical for effective oversight and to support future growth, each year the Board undertakes an annual evaluation process, which includes an analysis of the results and recommendations for improved Board, committee and director effectiveness.  The Board Chair, with the GHRC Committee, is charged with responsibility for these assessments. The Board Chair meets individually with directors, to discuss Board and committee effectiveness and also undertakes a peer review.  The Chair presents the results to the GHRC Committee and the full Board who then plan the implementation of any recommendations arising from the annual review.

Interlocking Directorships

The following table provides details regarding directors of Provident who serve together as directors on the boards of other public companies:

Name	Company
G.D. Billing R.J. Findlay N.R. Gish	Superior Plus Corp.
M.H. Shaikh J.T. Smith	Pace Oil & Gas Ltd.

Statement Of Executive Compensation

Governance, Human Resources and Compensation Committee

The primary functions of the GHRC Committee are: (i) to assist the Board in fulfilling its oversight responsibilities with respect to human resources policies and executive compensation matters; (ii) to review the compensation of directors and the overall compensation policies of the Corporation; (iii) to assist the Board in corporate governance matters, including succession planning and executive development; and (iv) to coordinate and manage board nomination and function issues.

The GHRC Committee consists of three independent directors, Messrs. Gish (Chair), Shaikh and  Zaozirny. The mandate of the GHRC Committee is posted on the Corporation's website at www.providentenergy.com.

Compensation of Advisors

The GHRC Committee retains the services of outside advisors as needed in order to assist in discharging its duties.  Since 2005, the GHRC Committee has worked with Mercer as its principal advisor to provide objective advice, compensation analysis and other information for determining compensation recommendations.  In 2010, Mercer provided advice on the competitiveness and appropriateness of compensation practices and comparator groups for Provident.  In addition, Mercer reviewed and provided commentary on the compensation disclosure contained in this Information Circular.  The decisions made by the GHRC Committee are the responsibility of the GHRC Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer.

The Corporation paid Mercer a fee of $150,100 in respect of services provided to the GHRC Committee in 2010.  Mercer provided no other services to Provident in 2010.

Compensation Discussion and Analysis

Executive Summary

In 2010, Provident underwent significant changes.  In January, the Trust completed an extensive internal reorganization intended to further segregate and consolidate the Trust's subsidiaries along business lines.  As a result of the internal reorganization transactions, the Trust's oil and gas production business was consolidated into Provident Energy Resources Inc., a wholly-owned subsidiary of the Trust.  In June 2010, Unitholders approved a plan of arrangement pursuant to which Midnight acquired Provident Energy Resources Inc., with Provident continuing operations as a pure-play natural gas liquids midstream entity.  In December 2010, Unitholders approved the reorganization of the Trust into a dividend paying corporation, "Provident Energy Ltd.", which became effective January 1, 2011.

There were also key changes to the executive leadership team in 2010.  In April 2010, the Corporation announced the appointment of Mr. Douglas Haughey to the position of President and Chief Executive Officer ("CEO") and Director.  Mr. D.J. Haughey succeeded Mr. Tom Buchanan who ceased to hold the position on April

28, 2010.  In October, Mr. Brent Heagy was appointed Senior Vice President, Finance and Chief Financial Officer ("CFO"), succeeding Mr. Mark Walker who ceased to hold the position on September 30, 2010.  As a result of the decision to become a pure-play natural gas liquids midstream entity, two other senior officers, Mr. Dan O'Byrne and Mr. Cam Vouri, also ceased to hold the positions of Executive Vice President Operations and Chief Operating Officer and President, Canadian Oil and Gas Production Unit, respectively.

During 2010, the Board of Directors and the GHRC Committee, in consultation with Mercer:

•	Reviewed and revised the comparator group used to benchmark the Corporation's executive compensation to include entities that were more comparable in size and complexity.

•
Reviewed and redesigned the LTIP structure to reflect the Corporation's identity as a pure-play natural gas liquids midstream organization, and reintroduced the use of relative total shareholder return as a performance vesting criterion for the LTIP, strengthening the alignment between pay and performance.

•
Increased the Short-Term Incentive Plan (the "STIP") and/or LTIP targets for the executives to bring them more in line with practices adopted by the comparator group and to increase the proportion of target total compensation that is dependent upon achieving company and individual performance objectives, i.e., "at- risk".

•
Adjusted the Adjustment Ratio in respect of all outstanding LTIP awards to reflect the distribution of shares of Pace issued to Unitholders in accordance with the Midnight plan of arrangement (See Note (10) under the heading "Board of Directors – Board Composition" in this Information Circular).

•
Approved the separation package for each of the four executive officers who ceased to hold their positions with the Corporation during 2010 as determined in accordance with the provisions of their employment agreements.

General

The purpose of this Compensation Discussion and Analysis is to provide information about the Corporation's philosophy, objectives and processes regarding compensation for the CEO, the CFO and the other three most highly compensated executive officers of the Corporation (each a "Named Executive Officer" or "NEO" and collectively the "Named Executive Officers" or "NEOs").  For the period ending December 31, 2010, the Corporation had the following NEOs:

Name	Position
Douglas J. Haughey(1)	President and Chief Executive Officer
Brent C. Heagy(2)	Senior Vice President, Finance and Chief Financial Officer
Murray N. Buchanan	Co-President, Midstream Business Unit
Andrew G. Gruszecki	Co-President, Midstream Business Unit
Robert D. Lock	Vice President, NGL Supply and Extraction
Thomas W. Buchanan(3)	Former President and Chief Executive Officer
Mark N. Walker(4)	Former Senior Vice President, Finance and Chief Financial Officer

Notes:

(1)	Mr. D.J. Haughey was appointed the President and Chief Executive Officer of the Corporation on April 29, 2010.
(2)           Mr. B.C. Heagy was appointed the Senior Vice President, Finance and Chief Financial Officer of the Corporation on October 1, 2010.
(3)	Mr. T.W. Buchanan ceased to hold the position of President and Chief Executive Officer of the Corporation on April 28, 2010.
(4)	Mr. M.N. Walker ceased to hold the position of Senior Vice President, Finance and Chief Financial Officer of the Corporation on September 30, 2010.

Executive Compensation Philosophy

The Corporation's executive compensation programs focus on rewarding individual performance and contributions to the achievement of corporate goals and objectives, and are designed to attract and retain highly qualified and high-performing executives. The programs reflect a total compensation philosophy that applies to all Provident's employees.  The guiding principle is to align employees' and executives' interests with those of the Shareholders.  To this end, compensation programs are competitive and market-based within the industries from which the Corporation recruits, and base salaries and benefits are targeted at the median.  Incentive programs align executives' and employees' interests with the goals of the Corporation and encourage high levels of performance.

Elements of Total Compensation

The Corporation's compensation program is designed to be competitive within the energy industry and includes both short-term and long-term performance goals.  Total compensation for all employees, including the NEOs, is comprised of the following elements, with each serving a different purpose:

Element	Component	Performance Period	Objective
Base Salary	Fixed	n/a	Provide compensation for performing day-to-day responsibilities.
Annual Incentive	Variable	1 Year	Reward NEOs for meeting pre-determined corporate, team and individual objectives on an annual basis.
Long-Term Incentive	Variable	3 Year	Align NEOs' interests with the interests of the Shareholders, foster retention and reward long-term performance.
Benefits and Perquisites	Fixed	n/a	Provide NEOs with health and wellness security and competitive perquisites to enhance attraction and retention.

Each element of the Corporation's compensation program is further described below in this Information Circular.

Market Competitiveness – The Corporation's executive compensation program is designed to provide target total compensation at the median or 50th percentile of compensation paid by companies in similar industries and that are similar in size.  See "Benchmarking Data" below for information regarding the members of the comparator group selected by the Corporation with respect to executive compensation.

Pay for Performance – The Corporation's executive compensation program reflects the philosophy that a significant proportion of executive compensation must be dependent upon achieving company and individual performance objectives, i.e., "at-risk".  Accordingly, incentive compensation plans and programs are designed to pay larger amounts for superior performance and smaller amounts if target performance is not achieved.

Generally the higher the level of responsibility, the greater the portion of target total compensation that is variable and at risk.  The following table breaks down each element of compensation, as a percentage of target total compensation, for each NEO at the end of 2010.  The fact that at-risk compensation (the sum of annual and long-term incentives) makes up about 60% - 65% of the target total compensation demonstrates the Corporation's desire to pay for performance.

Benchmarking Data

On an annual basis, the GHRC Committee engages the services of a compensation consultant (Mercer) to compile market information on executive compensation (which includes the NEOs) relating to base salary, short-term and long-term incentives, benefits and perquisites.  The scope of Mercer's services includes competitive market reviews of senior executive compensation levels, review and observations of current executive compensation philosophy, policies and practices and a review of pay and performance comparators.

The GHRC Committee undertakes periodic reviews of compensation design for the NEOs to ensure the programs are reasonably current and achieve fair comparisons for particular roles recognizing varying responsibility and scope of executive positions within the Corporation.

The GHRC Committee reviews compensation data based on a comparator group of companies that reflect the size and nature of the Corporation.  The comparators used in the 2010 compensation review may change in future years due to availability of relevant pay data or market activity, such as mergers and acquisitions, and relevance of new comparators based on updated financial metrics.

Based on the data, the CEO recommends to the GHRC Committee target total compensation for each NEO, excluding himself.  With respect to the CEO, the GHRC Committee assesses his performance, reviews the benchmarking data and other information regarding industry trends for positions of similar scope to determine target total compensation.  All of the GHRC Committee determinations are presented as recommendations for approval by the Board.  Target total compensation is the sum of base salary, annual incentive at the target performance level, and long-term incentive at the target level.  Actual compensation paid may be more or less than the target total compensation.

A survey of compensation data provided to the Corporation by Mercer has been used to benchmark compensation of the NEOs and other executives by using a broad comparable selection of participants where proxy and survey data were available.  Specifically, the Corporation decided to include the following organizations from the midstream, pipeline, utilities and exploration and production sectors as the 2010 comparator group:

Advantage Oil & Gas Ltd.	Inter Pipeline Fund
Alliance Pipeline Ltd.	Keyera Energy Management Ltd.
AltaGas Ltd.	Kinder Morgan Canada Inc.
ATCO Midstream Ltd.	NAL Resources Management Limited
ATCO Pipelines	NuVista Energy Ltd.
Birchcliff Energy Ltd.	Paramount Resources Ltd.
BP Canada Energy Company	Pembina Pipeline Corporation
Capital Power Corporation	Peyto Energy Trust
CCS Corporation Ltd.	Plains Midstream Canada
Crew Energy Inc.	Progress Energy Resources Corp.
Daylight Energy Ltd.	SemCAMS
ENMAX Corporation	Spectra Energy Transmission
EPCOR Utilities Inc.	UTS Energy Corporation
Fort Chicago Energy Partners LP	Vermilion Energy Trust
Gibson Energy Ltd.	Williams Energy (Canada), Inc.
Gran Tierra Energy Inc.

The above entities were selected because they represent organizations that compete with the Corporation for executive talent and are similarly-sized based on total assets, market capitalization, enterprise value and revenue.  The following table below compares the Corporation against the comparators on various size criteria:

Size Measures	Provident's Positioning
Total Assets	Between 25th percentile and median
Market Capitalization	Between median and 75th percentile
Enterprise Value	Between median and 75th percentile
Revenue	Near 75th percentile
Number of Employees	Between 25th percentile and median

Base Salary

Base salary represents a fixed amount of cash compensation for performing day-to-day responsibilities.  The base salary for each NEO is benchmarked against the median of the salaries paid for positions with similar responsibilities by comparator companies. It is reviewed annually and reflects the degree of special skills and knowledge required for the position and the performance and contribution of the individual NEO.  The following table shows the change in base salary from 2009 to 2010 for each NEO.

Name and Position	2009 Base Salary	2010 Base Salary	% Change
D.J. Haughey(1) President and CEO	n/a	$450,000	n/a
B.C. Heagy(2) Senior Vice President, Finance and CFO	n/a	$260,000	n/a
M.N. Buchanan Co-President Midstream Business Unit	$285,000	$285,000	0%
A.G. Gruszecki Co-President Midstream Business Unit	$285,000	$285,000	0%
R.D. Lock VP, NGL Supply and Extraction	$219,600	$224,000	2%
T.W. Buchanan(3) Former President and CEO	$450,000	n/a	n/a
M.N. Walker(4) Former Senior Vice President, Finance and CFO	$295,000	n/a	n/a

Notes:

(1)	Mr. D.J. Haughey was appointed the President and Chief Executive Officer of the Corporation on April 29, 2010.

(2)           Mr. B.C. Heagy was appointed the Senior Vice President, Finance and Chief Financial Officer of the Corporation on October 1, 2010.

(3)	Mr. T.W. Buchanan ceased to hold the position of President and Chief Executive Officer of the Corporation on April 28, 2010.

(4)	Mr. M.N. Walker ceased to hold the position of Senior Vice President, Finance and Chief Financial Officer of the Corporation on September 30, 2010.

Annual Incentive (Short-Term Incentive Plan)

Annual incentive compensation under the STIP is intended to link a portion of the NEO compensation to the achievement of pre-determined levels of performance in support of short-term corporate metrics and strategic objectives that are intended to provide long-term Shareholder value.  STIP targets, expressed as a percentage of base salary, are established for each NEO based on responsibilities and competitive practice within the comparator group.  Actual awards may range from zero to two times the STIP target.

STIP Targets

The following table shows the STIP award range and the weightings between corporate and individual objectives for each NEO, other than the two former NEOs.

Name and Position	Minimum (% of salary)	Target (% of salary)	Maximum (% of salary)	Corporate Objectives (% Weighting)	Individual Objectives (Discretionary) (%Weighting)
D.J. Haughey President and CEO	0%	60%	120%	75%	25%
B.C. Heagy Senior Vice President, Finance and CFO	0%	50%	100%	75%	25%
M.N. Buchanan Co-President Midstream Business Unit	0%	50%	100%	75%	25%
A.G. Gruszecki Co-President Midstream Business Unit	0%	50%	100%	75%	25%
R.D. Lock VP, NGL Supply and Extraction	0%	40%	80%	75%	25%

Corporate Objectives

In 2010, the Board, in consultation with management, selected six corporate objectives as key indicators of the Corporation's performance.  These STIP objectives provide a broad measure of the Corporation's performance over a range of performance criteria typical for issuers in the energy industry.  The following table summarizes the results against each of the chosen corporate objectives.

Corporate Objectives	Performance Measure	Score(2)	Weight

Business Plan Delivery(1)	Payout Ratio	90%	5.56%
	Total Cash G&A	50%	5.56%
	Total Debt to Capitalization	200%	5.56%
Capital Efficiency – Growth	Return on Capital Employed	175%	16.67%
EH&S Objectives	Emergency Preparedness, Environment, Asset Integrity, Safety	150%	16.67%
Strategic Initiatives(3)		150%	16.67%
Corporate Initiatives(4)		150%	16.67%
Growth in Commercial Services Contribution		125%	16.67%
Weighted Average/Total		144%	100%

Notes:

(1)	Excludes buyout of financial derivative instruments, as well as strategic review and restructuring costs.

(2)	Represents a percentage of the STIP performance target.

(3)	Includes strategic initiatives such as the Midnight arrangement, the Corunna storage acquisition and other mergers and acquisitions activity.

(4)	Includes critical corporate initiatives such as compliance with the Sarbanes-Oxley Act requirements and conversion to IFRS.

Individual Objectives

On an annual basis, each NEO agrees with the Board on the objectives against which his personal performance is measured for purposes of determining the individual component of the STIP award.  For 2010, as a result of the significant changes to the Corporation's operations, these individual objectives were designed to be qualitative in nature.  In early 2011, the Board assessed the performance of the CEO, and the other NEOs in consultation with the CEO, and rated the average individual performance rating for the leadership team to be at 155%.

Board Discretion

The GHRC Committee and the Board, at their discretion, may adjust the STIP awards, either up or down, based on unforeseen factors that were not contemplated at the time the STIP goals were determined.  This discretion by the GHRC Committee and the Board to adjust the STIP award was not exercised in respect of the 2010 STIP.

2010 STIP Awards

The following table shows the 2010 STIP awarded to each NEO, other than the two former NEOs.

Name and Position	2010 STIP Target (% of salary)	2010 Actual STIP $	2010 Actual STIP (% of salary)
D.J. Haughey(1) President and CEO	60%	$264,922	87%
B.C. Heagy(1) Senior Vice President, Finance and CFO	50%	$47,287	73%
M.N. Buchanan Co-President Midstream Business Unit	50%	$207,338	73%
A.G. Gruszecki Co-President Midstream Business Unit	50%	$207,338	73%
R.D. Lock VP, NGL Supply and Extraction	40%	$135,961	61%

Note:

(1)	The 2010 actual STIP was prorated to reflect Messrs. D.J. Haughey's and B.C. Heagy's partial year of service.

Long-Term Incentive Plan

Background

The Board approved the adoption of the LTIP which authorizes the Corporation to grant awards of restricted share units ("RSUs") and performance share units ("PSUs") to officers, employees and consultants of the Corporation and its affiliates.  Officers, employees and consultants may receive an award of PSUs, RSUs or a combination thereof depending on the position held in the Corporation.  The LTIP provides only for the granting of cash awards and does not provide for the issuance of Common Shares or any rights to acquire Common Shares.

In 2011, the Board also approved the issuance of cliff vesting restricted share units ("CRSUs") to officers and senior employees of the Corporation and its affiliates.  Each CRSU will entitle the holder to receive an amount in cash equal to the current market price of the Common Shares multiplied by the number of CRSUs designated in such award.  CRSUs will typically vest and be paid on the third anniversary of the date of grant.  No CRSUs were granted in 2010.

The purpose of the LTIP is to attract and retain quality employees, as well as to align employee goals with long-term shareholder goals.  The value of the annual award grant, expressed as a percentage of base salary, is established for each NEO based on responsibilities and competitive practice within the comparator group.

Grant Descriptions

RSUs may be granted to officers, employees and consultants of the Corporation.  Each RSU will entitle the holder to receive an amount in cash equal to the current market price of a Common Share multiplied by the number of RSUs designated in the award.  RSUs will typically vest and be paid as to one-third on each of the first, second and third anniversary dates of the grant.

PSUs are generally granted only to senior employees, including the NEOs.  PSUs vest on the third anniversary of the date of the grant and upon vesting entitle the holder to receive an amount in cash equal to the current market price of a Common Share multiplied by the number of PSUs designated in the award multiplied by a performance multiplier.  The following table shows the range of performance multiplier and provides an overview of the performance criteria used to determine the performance multiplier for the most recent four PSU grants.

Plan	Performance Period	Performance Multiplier	Performance Criteria
2008 PSU	2008 – 2010	0.25 – 1.75(1)	50% weighting on relative TSR(3) (range from 35th to 68.75th percentile) and 50% weighting on absolute TSR (range from 8% to 20% annually)
2009 PSU	2009 – 2011	0.25 – 1.75(2)	Same as 2008 PSU
2010 PSU	2010 – 2012	0.5 – 1.5	100% weighting on absolute TSR (range from 4% to 12% annually)
2011 PSU	2011 – 2013	0 – 2	50% weighting on relative TSR versus industry peers(4) and 50% weighting on relative TSR versus S&P/TSX Composite Index(5)

  Notes:

(1)	As a result of divestiture of all of the Corporation's upstream operations pursuant to the Midnight plan of arrangement, the Board has set the performance multiplier of the 2008 PSUs at 0.58.

(2)	As a result of divestiture of all of the Corporation's upstream operations pursuant to the Midnight plan of arrangement, the Board has set the performance multiplier of the 2009 PSUs at 1.25.

(3)	TSR refers to total shareholder return.

(4)
Industry peers include AltaGas Ltd., Enbridge Income Fund Holdings Inc., Veresen Inc., Inter Pipeline Fund, Keyera Corp. and Pembina Pipeline Corporation, and are selected because they compete with the Corporation for investors.

(5)	The S&P/TSX Composite Index is selected because it enables the Corporation to measure its TSR against a broad market index and to mitigate the concerns of using a small industry peer group.

LTIP Targets

In 2010, as part of the comprehensive review following the Midnight plan of arrangement, the GHRC Committee adjusted the LTIP targets for all the NEOs to ensure their target total compensation is competitive with the Corporation's comparator group.  These LTIP targets will be in place beginning in 2011.  In addition, the GHRC Committee reviewed and redesigned the LTIP structure and reintroduced relative total shareholder return ("TSR") as a performance criterion for PSUs in 2011 under the LTIP in order to align NEO compensation with Provident's performance on a relative basis, and adjusted the LTIP mix from 100% PSUs to 75% PSUs and 25% CRSUs in order to enhance retention.

Name and Position	2011 LTIP Target (% of salary)	PSUs (% of Total LTIP)	CRSUs(1) (% of Total LTIP)
D.J. Haughey President and CEO	150%	75%	25%
B.C. Heagy Senior Vice President, Finance and CFO	125%	75%	25%
M.N. Buchanan Co-President Midstream Business Unit	125%	75%	25%
A.G. Gruszecki Co-President Midstream Business Unit	125%	75%	25%
R.D. Lock VP, NGL Supply and Extraction	100%	75%	25%

  Note:

(1)
These CRSUs were granted in 2011 and vest at the end of a three year period.  The CSRUs will entitle the NEO to cash compensation determined on the basis of the current market value of the Common Shares on the vesting date.

Dividend Treatment

The LTIP provides for cumulative increases to the amount of cash to be paid pursuant to the awards on each date that dividends are paid in respect of Common Shares to reflect dividends on the Common Shares between the date of the grant and the payment date in respect of the RSUs, PSUs and DRSUs.  This Adjustment Ratio is used to adjust the number of RSUs, PSUs and DRSUs upon which the amount to be paid on the applicable payment date(s) pertaining to such award is determined in accordance with the terms of the LTIP and is increased each time the Corporation pays a dividend to the Shareholders.

LTIP Grants

All of the NEOs received a grant of PSUs under the LTIP in 2010.  See "Summary Compensation Table", "NEO Outstanding Share-Based Awards" and "NEO Incentive Plan Awards - Value Vested or Earned During the Year".

Name and Position	2010 Actual LTIP(2) $
D.J. Haughey President and CEO	$1,000,000(1)
B.C. Heagy Senior Vice President, Finance and CFO	$296,000(1)
M.N. Buchanan Co-President Midstream Business Unit	$427,500
A.G. Gruszecki Co-President Midstream Business Unit	$427,500
R.D. Lock VP, NGL Supply and Extraction	$315,000
T.W. Buchanan Former President and CEO	$759,376
M.N. Walker Former Senior Vice President, Finance and CFO	$442,499

Notes:

(1)	Reflect new hire grants made to Messrs. D.J. Haughey and B.C. Heagy.

(2)
For each of the NEOs other than Mr. B.C. Heagy, the estimated value of PSUs is based on the sum of the number of PSUs granted, in addition to the notional reinvestment of distributions since the date of grant up to December 31, 2010, multiplied by $8.09, which is the twenty day average closing market price of the Trust Units on the TSX ending on January 31, 2010 and assumes a performance multiplier of 1.0.   For Mr. B.C. Heagy,  the estimated value of PSUs is based on the sum of the number of PSUs granted multiplied by $6.96, which is the twenty day average closing market price of the Trust Units on the TSX ending on August 11, 2010 and assumes a performance multiplier of 1.0.  See "Compensation Discussion and Analysis - Long-Term Incentive Plan" and "Compensation Discussion and Analysis - NEO Outstanding Share-Based Awards" in this Information Circular.

In connection with the plan of arrangement involving the Trust and Midnight which was completed on June 29, 2010, the Adjustment Ratio in respect of the RTUs and PTUs was adjusted to reflect the issuance of shares of Pace to Unitholders in accordance with the plan of arrangement.  See Note (10) under the heading "Board of Directors – Board Composition" in this Information Circular.

In addition, in connection with the Conversion, certain amendments were made to the LTIP in order to take into account the revised organizational structure of the Trust that resulted from the Conversion and the outstanding RTUs and PTUs of the Trust were converted into RSUs and PSUs of the Corporation.  See Note (9) under the heading "Board of Directors – Board Composition" in this Information Circular.

Benefits and Perquisites

The Corporation offers group life, health, dental insurance, an employee-matching savings plan (whereby the Corporation provides 100% matching up to 10% of base salary based on years of service), paid time off, training and development and other benefits to employees, including the NEOs.  The Corporation offers these benefits on a competitive level with peer companies to attract and retain highly qualified and high-performing executives.  Perquisites are generally provided to executives in the form of personal expenditures such as club memberships and professional fees and dues.

Pension Plan

There are no pension plans in place for NEOs.

Employment Contracts

The Corporation has entered into executive employment agreements (the "Executive Employment Agreements") with all of the NEOs, except for Mr. Lock.  The Executive Employment Agreements are intended to clarify employment and compensation matters in the event of resignation, involuntary termination, constructive dismissal, change of control or retirement. See "Termination and Change of Control Benefits" for more information.

Executive Ownership Requirements

The Corporation has established executive share ownership guidelines, proportionate to the executive's position and compensation.  These guidelines support the Corporation's belief that share ownership by executives further aligns the interests of Shareholders and the senior leadership team.  Under the guidelines, both Common Shares and PSUs count towards the ownership guidelines.  Newly hired and promoted executives are expected to achieve the required ownership levels within five years from their appointment to the executive position.  Each of the individuals who were NEOs as at December 31, 2010 satisfies the minimum share ownership requirements as set forth below.

Name and Position	Multiple of Base Salary	Total Number of Common Shares and PSUs Held	Estimated Value of Common Shares and PSUs(1)	Compliance with Guideline?
D.J. Haughey President and CEO	3.0	205,420	$1,624,872	Yes
B.C. Heagy Senior Vice President, Finance and CFO	2.0	48,872	$386,578	Yes(2)
M.N. Buchanan Co-President Midstream Business Unit	1.5	226,816	$2,080,043	Yes
A.G. Gruszecki Co-President Midstream Business Unit	1.5	217,575	$2,006,946	Yes
R.D. Lock VP, NGL Supply and Extraction	1.5	139,956	$1,107,052	Yes

Notes:
(1)
Based on the closing market price of the Trust Units on the TSX on December 31, 2010 of $7.91 and assumes a performance multiplier of 1.25 for the 2009 PSUs and one for the 2010 PSUs.  The number of PSUs disclosed takes into account the notional reinvestment of distributions since the date of grant up to December 31, 2010 and the adjustments made as a result of the Midnight plan of arrangement.  See "Compensation Discussion and Analysis - Long-Term Incentive Plan" and "Compensation Discussion and Analysis - NEO Outstanding Share-Based Awards" in this Information Circular.

(2)
Mr. B.C. Heagy became the Senior Vice President, Finance and Chief Financial Officer of Provident on October 1, 2010 and under the terms of the executive ownership guidelines has five years to reach his ownership level of 2.0 multiple of his base salary.

Succession Plan and Executive Development

In 2010, a succession plan and executive development program was implemented that involves a detailed, documented process for identifying and developing successors for positions deemed critical for the continued success of the Corporation.  The CEO reviews with the GHRC Committee the internal talent pool considered for these positions.  As required, the GHRC Committee assists with executive candidate selection, development and performance evaluation as well as planning for illness, disability and other unscheduled absences.

Performance Graph

The following graph illustrates changes from January 1, 2005 to December 31, 2010 in the cumulative Shareholder return, assuming an initial $100 investment in Common Shares with all cash distributions reinvested at the record date of such distributions, compared to the cumulative return of the S&P/TSX Composite Index, the S&P/TSX Energy Index and the S&P/TSX Energy Trust Index, assuming the reinvestment of distributions, where applicable, for the comparable period.

							5-Year Compounded Average Growth Rate

As at December 31,	2005	2006	2007	2008	2009	2010
PVE (TSX)	100	114	100	62	94	133	6%
S&P/TSX Composite	100	117	129	86	117	137	6%
S&P/TSX Energy Index	100	104	116	74	105	118	3%
S&P/TSX Energy Trust Index	100	96	99	73	104	135	6%

Note:

(1)
For purposes of the performance graph, it was assumed that the Pace shares received by Unitholders upon completion of the Midnight plan of arrangement were sold on the first day of trading of the Pace shares and the proceeds reinvested in Common Shares on the same day.

The performance graph represents Provident's total shareholder return over the past five years which is generally on trend with the performance of other key indices by which Provident's relative performance is measured.  The total compensation received by the NEOs over the periods reflected in the performance graph set forth above has generally trended with Provident's cumulative total return over such periods. Of the seven NEOs, two are new, two have ceased to hold their positions and the remaining three have generally received similar levels of total compensation from 2008 to 2010.  Due to the inherent link with the market price of the Common Shares, the underlying value of PSUs under the LTIP naturally follows fluctuations in Provident's cumulative total return.

Summary Compensation Table

The following table provides information concerning compensation for each of the NEOs for the years ended December 31, 2010, 2009 and 2008.

Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)	Share-Based Awards ($)(2)	Annual Incentive Plans(1) ($)	Long-Term Incentive Plans ($)	All Other Compensation ($)(3)	Total Compensation ($)(1)
D.J. Haughey(4) President and CEO	2010 2009 2008	303,462 Nil Nil	1,000,000 Nil Nil	264,922 Nil Nil	Nil Nil Nil	53,943 Nil Nil	1,622,327 Nil Nil
B.C. Heagy(4) Senior Vice President, Finance and CFO	2010 2009 2008	65,000 Nil Nil	296,000 Nil Nil	47,287 Nil Nil	Nil Nil Nil	12,758 Nil Nil	421,045 Nil Nil
M.N. Buchanan Co-President Midstream Business Unit	2010 2009 2008	285,000 285,000 285,000	427,500 569,925 569,997	207,338 150,024 177,840	Nil Nil Nil	56,952 54,259 42,516	976,790 1,059,208 1,075,353
A.G. Gruszecki Co-President, Midstream Business Unit	2010 2009 2008	285,000 285,000 285,000	427,500 569,925 569,997	207,338 150,024 177,840	Nil Nil Nil	69,951 62,838 46,177	989,789 1,067,787 1,079,014
R.D. Lock VP, NGL Supply and Extraction	2010 2009 2008	223,988 219,596 213,200	315,000 329,395 341,117	135,961 131,757 141,991	Nil Nil Nil	38,757 37,990 36,884	713,706 718,738 733,192
T.W. Buchanan(4) Former President and CEO	2010 2009 2008	150,000 450,000 450,000	759,376 1,012,500 1,012,500	Nil 477,750 479,700	Nil Nil Nil	3,167,427(5) 98,133 92,590	4,076,803 2,038,383 2,034,790
M.N. Walker(4) Former Senior Vice President, Finance and CFO	2010 2009 2008	221,250 295,000 295,000	442,499 590,000 590,000	Nil 192,045 193,520	Nil Nil Nil	1,932,634(5) 83,784 46,834	2,596,383 1,160,829 1,125,354

  Notes:

(1)
Reflects the value of award earned in respect of performance during each year under the Corporation's STIP, even though it is paid to the executives following the end of the calendar year.  The 2009 and 2008 values differ from prior disclosure as they now reflect awards made for 2009 and 2008 performance respectively.  See "Compensation Discussion and Analysis - Annual Incentive (Short-Term Incentive Plan)" in this Information Circular.

(2)
For Messrs. M.N. Buchanan, A.G Gruszecki, R.D. Lock, T.W. Buchanan and M.N. Walker, the value of the award for 2010 is based on the sum of the number of PSUs granted, multiplied by $8.09, which was the twenty day average closing market price of the Trust Units on the TSX ending on January 31, 2010.  For 2009, the value of the award is based on the sum of the number of PSUs granted, multiplied by $5.73, which was the twenty day average closing market price of the Trust Units on the TSX ending on February 3, 2009.  For 2008, the value of the award is based on the sum of the number of PSUs granted, multiplied by $9.87, which was the twenty day average closing price market price of the Trust Units on the TSX ending on February 1, 2008.  Mr. D.J. Haughey was awarded a set value of $1 million of PSUs under the terms of his employment contract.  The value of Mr. B.C. Heagy's award is based on the sum of the number of PSUs granted, multiplied by $6.96, which was the 20 day average closing market price of the Trust Units on the TSX ending on August 11, 2010.  The value of PSUs upon actual vesting is dependent on both the market price of the Common Shares as at the vesting date, as well as a performance multiplier. The value of the PSUs as disclosed above assumes a performance multiplier of one.  Therefore, the estimated value of the PSUs as disclosed in this Information Circular, may vary significantly from the actual amounts ultimately paid in respect of such PSUs.  See "Compensation Discussion and Analysis - Long-Term Incentive Plan" and "Compensation Discussion and Analysis - NEO Outstanding Share-Based Awards" in this Information Circular.  These values used for compensation reporting purposes may vary from the accounting value which is based on a mark-to-market valuation of a Common Share at the end of each financial quarter.

(3)
Reflects benefits and perquisites, which may include health, dental, life insurance, an employee-matching savings plan, parking, training and development, club memberships and professional fees and dues.

(4)
Mr. D.J. Haughey was appointed the President and CEO of the Corporation on April 29, 2010.  Mr. B.C. Heagy was appointed the Senior Vice President, Finance and CFO of the Corporation on October 1, 2010.  Mr. T.W. Buchanan ceased to hold the position of President and CEO of the Corporation on April 28, 2010.  Mr. M.N. Walker ceased to hold the position of Senior Vice President, Finance and CFO of the Corporation on September 30, 2010.

(5)
Reflects the difference between the value of the aggregate separation package for each of Messrs. T.W. Buchanan and M.N. Walker and the grant date fair values of his 2008, 2009 and 2010 LTIP awards.  See "Compensation Discussion and Analysis - Termination and Change of Control Benefits" in this information Circular.

NEO Outstanding Share-Based Awards

The following table sets forth information with respect to the outstanding awards granted under the LTIP to the Corporation's NEOs as of December 31, 2010, which includes awards granted prior to January 1, 2010.

	Share-Based Awards
Name	Number of Units that Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested ($)(1)
D.J. Haughey President and CEO	159,055	1,258,125
B.C. Heagy Senior Vice President, Finance and CFO	43,499	344,077
M.N. Buchanan Co-President , Midstream Business Unit	211,980	1,962,690
A.G. Gruszecki Co-President, Midstream Business Unit	211,980	1,962,690
R.D. Lock VP NGL Supply and Extraction	134,197	1,241,607
T.W. Buchanan Former President and CEO	Nil	Nil
M.N. Walker Former Senior Vice President, Finance and CFO	Nil	Nil

Note:

(1)
Based on the closing price of the Trust Units on the TSX on December 31, 2010 of $7.91 and assumes a performance multiplier of 1.25 for the 2009 PSUs and one for the 2010 PSUs.  The number of PSUs disclosed takes into account the notional reinvestment of distributions since the date of grant up to December 31, 2010 and the adjustments made as a result of the plan of arrangement with Midnight.

NEO Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth information with respect to the value of awards granted to NEOs pursuant to the LTIP that have vested during the year ended December 31, 2010 and cash bonuses paid to NEOs in respect of achievements attained over the same period under the STIP.

Name	Share-Based Awards - Value Vested During Year(1) ($)	Non-Equity Incentive Plan Compensation- Value Earned During Year(2) ($)
D.J. Haughey President and CEO	Nil	264,922
B.C. Heagy Senior Vice President, Finance and CFO	Nil	47,287
M.N. Buchanan Co-President , Midstream Business Unit	427,373	207,338
A.G. Gruszecki Co-President, Midstream Business Unit	427,373	207,338
R.D. Lock VP NGL Supply and Extraction	245,927	135,961
T.W. Buchanan Former President and CEO	3,787,916(3)	Nil
M.N. Walker Former Senior Vice President, Finance and CFO	2,286,751(3)	Nil

Notes:

(1)
This amount represents the 2010 LTIP incentive payout in respect of the PSUs granted in 2008.  The value of the awards is based on a price of $8.05, which was the twenty day average closing price of the Common Shares on the TSX ending on January 31, 2010.

(2)	This amount represents the STIP award paid in 2011 based on 2010 results.
(3)	The 2008, 2009 and 2010 LTIP vested when Messrs. T.W. Buchanan and M.N. Walker ceased to hold their positions with the Corporation on April 28, 2010 and September 30, 2010, respectively.

Termination and Change of Control Benefits

Each of the NEOs has a written employment agreement setting forth the material terms of his employment, with the exception of Mr. R.D. Lock.  Among other things, these agreements outline the terms and conditions applicable in the event of the NEO’s separation from the Corporation.  The GHRC Committee and the Board are in the process of proposing an employment agreement with Mr. R.D. Lock similar to the employment agreements with Messrs. D.J. Haughey and B.C. Heagy.

In the event of: (i) termination of employment for any reason other than cause; or (ii) a 33% change of control combined with subsequent constructive dismissal or termination of employment for any reason other than cause, Messrs. D.J. Haughey and B.C. Heagy will be entitled to receive: (i) the amount, if any, of earned but unpaid salary up to and including the date of termination; (ii) incurred but unpaid expense reimbursements; (iii) an amount equal to the applicable pro rata portion of the annual target bonus; (iv) the present worth of employee benefits that would have been available to him over a period of 24 months for Mr. D.J. Haughey and 18 months for Mr. B.C. Heagy; (v) acceleration and payment of all previously granted LTIP awards; and (vi) a termination allowance equal to 2.0 times the aggregate of his then current salary, benefits and average bonuses over the prior three years for Mr. D.J. Haughey, or equal to 1.5 times the aggregate of his then current salary, benefits and average bonuses over the prior three years for Mr. B.C. Heagy.

In the event of: (i) termination of employment for any reason other than cause; or (ii) a 33% change of control without subsequent constructive dismissal or termination of employment for any reason other than cause, Messrs. D.J. Haughey and B.C. Heagy will be entitled to receive acceleration and payment of all previously granted LTIP awards.  No other additional benefits will accrue to either Mr. D.J. Haughey or Mr. B.C. Heagy in such event.

In the event of: (i) termination of employment for any reason other than cause; or (ii) a 20% change of control, Messrs. M.N. Buchanan and A.G. Gruszecki will be entitled to receive: (i) the amount, if any, of earned but unpaid salary up to and including the date of termination; (ii) incurred but unpaid expense reimbursements; (iii) an amount equal to the applicable pro rata portion of the annual target bonus; (iv) the present worth of employee benefits that would have been available to him over a period of 18 months; (v) acceleration and payment of all previously granted LTIP awards; and (vi) a termination allowance equal to 1.5 times the aggregate of his then current salary, benefits and average of the two highest bonuses over the prior three years.

In the event of termination for cause or resignation, each of the four NEOs is entitled to receive: (i) the amount, if any, of earned but unpaid salary up to and including the date of termination; (ii) incurred but unpaid expense reimbursement; and (iii) outstanding vacation pay.  In the case of Messrs. M.N. Buchanan and A.G. Gruszecki, the NEO will also be entitled to retain previously granted LTIP awards in the event of termination for cause, but the vesting and payment will not be accelerated.

In the event of retirement, each of the four NEOs is entitled to receive the amount, if any, of earned but unpaid salary up to and including the date of retirement and will be entitled to retain previously granted LTIP awards prorated based on length of service.  These awards will vest and be paid in accordance with the terms of the LTIP.

See "NEO Outstanding Share-Based Awards" and "NEO Incentive Plan Awards - Value Vested or Earned During the Year" for additional information regarding the number of awards granted to the NEOs and the market or payout value of such awards as of December 31, 2010.

The following table summarizes the estimated incremental termination benefits for each NEO under each termination scenario as at December 31, 2010:

Name and Position(3)	Termination without Cause ($)(1)	Constructive Dismissal following a Change of Control ($)(1)	Change of Control without Constructive Dismissal ($)(1)
D.J. Haughey President and CEO	2,965,723	2,965,723	1,258,125
B.C. Heagy Senior Vice President, Finance and CFO	1,060,295	1,060,295	344,077
M.N. Buchanan Co-President Midstream Business Unit	2,801,091	2,801,091	1,999,207
A.G. Gruszecki Co-President Midstream Business Unit	2,801,091	2,801,091	1,999,207
R.D. Lock VP, NGL Supply and Extraction	--(2)	1,241,607(2)	1,241,607(2)

Notes:

(1)	Based on the closing price of the Trust Units on the TSX of $7.91 as of December 31, 2010 and assumes a performance multiplier of 1.25 for the 2009 PSUs and 1.0 for the 2010 PSUs.
(2)
Since Mr. R.D. Lock does not have an employment contract, the amounts set out above only include the incremental amounts owing under the LTIP and do not include additional amounts that may be paid upon termination under common law to compensate him for loss of salary and benefits, etc., as such amounts are not determinable.

(3)	No additional incremental payments, payables or benefits from the Corporation to the NEO are triggered in the event of resignation, retirement or termination with cause.

In accordance with the constructive dismissal terms of the employment agreements of Messrs. T.W. Buchanan and M.N. Walker with the Corporation, they were each entitled to certain severance amounts as well as the immediate vesting of all outstanding LTIP awards when they ceased to hold their positions as the President and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, respectively.  The following table outlines the separation packages for Messrs. Buchanan and Walker.  The total amounts differ from the values included in the Summary Compensation Table as those values represent the incremental amounts that arose as a result of the separation.

	Severance Arrangements	T.W. Buchanan	M.N. Walker(1)
Base salary	2 times base salary	$900,000	$590,000
Annual incentives	2 times average bonus	$924,300	$398,643
Deemed benefit	2 times benefits	$190,168	$101,422
Accelerated vesting of LTIP awards	2008, 2009 and 2010 LTIP	$3,787,916	$2,286,751
Prorated annual incentives for 2010		$97,500	$155,625
Total		$5,899,884	$3,532,441

Note:

(1)
Mr. M.N. Walker's amounts for accelerated vesting of LTIP awards and pro rated annual incentives for 2010 were increased in exchange for Mr. M.N. Walker agreeing to remain with the Corporation until September 30, 2010.

Corporate Governance

General

The Canadian securities administrators have adopted National Instrument 58-101 Disclosure of Corporate Governance Practices (the "Disclosure Instrument") and National Policy 58-201 Corporate Governance Guidelines (the "Guidelines").  The Disclosure Instrument requires issuers such as Provident to disclose the corporate governance practices that they have adopted, while the Guidelines provide guidance on corporate governance practices.  In this regard, a brief description of Provident's system of corporate governance with reference to the items set out in the Disclosure Instrument and the Guidelines, is set forth in Schedule A.

The Board and management of Provident recognize that effective corporate governance is important to the direction and operation of Provident in a manner which ultimately enhances Shareholder value.  As a result, Provident has developed and implemented, and continues to develop, implement and refine formal policies and procedures which reflect its ongoing commitment to good corporate governance and which establish a culture of integrity, honesty and respect.

Composition of the Board

The Board currently consists of ten individuals, including a non-executive Chairman of the Board and the President and Chief Executive Officer of Provident.  Nine of the ten current directors, including the Chairman of the Board, are considered independent within the meaning of applicable securities legislation.

Nine of the current directors are proposed for election at the Meeting.  Dr. Robert W. Mitchell, who has been a director of Provident since 2003, is not standing for re-election to the Board of Directors at the Meeting.

The Board has determined to reduce the size of the Board from ten to nine directors.  As a result, the number of directors to be elected to the Board at the Meeting has been fixed at nine.  The nine nominees for election to the Board and their biographies are listed in the section "Board of Directors" in this Information Circular.

Duties of the Board

The Board has responsibility for supervising and overseeing the management of the business of Provident.  In addition to the obligations of the Board mandated by law, the Board has responsibility for strategic planning, the selection and monitoring of management and the identification and oversight of the principal risks associated with Provident's business.  These duties and responsibilities, among others, are set forth in a written mandate of the Board that has been adopted.  A copy of the Board terms of reference is attached as Schedule B to this Information Circular and is available on Provident's website at www.providentenergy.com.  The Board approves all significant decisions that materially affect the company before they are implemented and annually approves the key business and financial objectives of Provident.  For information on the attendance at meetings of each of the directors, see "Board of Directors" in this Information Circular.

Certain of the powers, duties and responsibilities of the Board have been delegated to committees of the Board, as described below.

Committees

During the year ended December 31, 2010, the Board had three committees – the Audit Committee, the Environmental, Health and Safety Committee and the GHRC Committee.  Membership in each committee is set forth below.  For information on the attendance at meetings of each of the committee members, see "Board of Directors" in this Information Circular.

Audit Committee

The Audit Committee consists of Mr. G.D. Billing (Chairman), Mr. Bruce R. Libin and Mr. Jeffrey T. Smith. All members of the Audit Committee are independent and financially literate, as determined by applicable securities legislation, and at least one member of the Committee is an "audit committee financial expert" as required by U.S. securities laws. The Audit Committee reviews Provident's interim unaudited consolidated financial statements and annual audited consolidated financial statements and certain corporate disclosure documents including management's discussion and analysis and annual and interim earnings press releases before they are approved by the Board.  The Committee also reviews and makes a recommendation to the Board in respect of the appointment and compensation of the external auditor and it monitors accounting, financial reporting, control and audit functions.  The Audit Committee meets to discuss and review the audit plans of external auditors and is directly responsible for overseeing the work of the external auditor with respect to preparing or issuing the auditor's report or the performance of other audit, review or attest services, including the resolution of disagreements between management and the external auditor regarding financial reporting.  The Committee questions the external auditor independently of management and reviews a written statement of its independence based on the criteria found in the recommendations of the Canadian Institute of Chartered Accountants.  The Committee must be satisfied that adequate procedures are in place for the review of Provident's public disclosure of financial information extracted or derived from its financial statements and it periodically assesses the adequacy of those procedures. The Audit Committee also must approve or pre-approve, as applicable, any non-audit services to be provided to Provident by the external auditor. In addition, it reviews and reports to the Board on Provident's risk management policies and procedures and reviews the internal control procedures to determine their effectiveness and to ensure compliance with Provident's policies and avoidance of conflicts of interest.  In accordance with Provident's whistleblower policy, the Committee has established procedures for dealing with complaints or confidential submissions which come to its attention with respect to accounting, internal accounting controls or auditing matters.

The Audit Committee charter and further disclosure with respect to the members and actions of the Audit Committee pursuant to National Instrument 52-110 are included in Schedule A to Provident's Annual Information Form dated March 24, 2011, which is available on SEDAR at www.sedar.com.

Governance, Human Resources and Compensation Committee

The GHRC Committee consists of Mr. Norman R. Gish (Chairman), Mr. M.H. (Mike) Shaikh and Mr. John B. Zaozirny, all of whom are considered independent directors within the meaning of applicable securities legislation. The Committee is responsible for recommending to the Board suitable candidates for director positions.  The selection assessment includes a wide array of factors deemed appropriate, all in the context of an assessment of the perceived needs of the Board and Provident at the time.  In addition, the Committee assists the Board on corporate governance matters and in assessing the functioning and effectiveness of the Board.

The GHRC Committee's mandate also includes reviewing Provident's human resources policies, compensation and succession planning.  The Committee is responsible for assessing senior management's performance and recommending senior management compensation to the Board.  The Committee reviews the adequacy and form of directors' compensation and makes recommendations designed to ensure that directors' compensation adequately reflects the responsibilities of the Board.  The Committee also oversees the administration of the incentive plans of Provident and makes recommendations to the Board respecting grants of awards thereunder.

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee consists of Mr. Hugh A. Fergusson (Chairman), Randall J. Findlay, Dr. Robert Mitchell, all of whom are considered independent directors within the meaning of applicable securities legislation.  The Committee assists the Board  in its oversight of the operations of Provident, including operating activities, operating expenses and capital expenditure budget; and the environmental, health and safety issues, including the evaluation of Provident's programs, controls and reporting systems, and compliance with applicable laws, rules and regulations.

Position Descriptions

The Board has developed written position descriptions for the Chairman, the Chief Executive Officer and for the Chair of each committee of the Board, specifically the Audit Committee, the Environmental, Health and Safety Committee and the GHRC Committee.  The complete text of these position descriptions can be found on the Corporation's website at www.providentenergy.com.

Orientation and Continuing Education

The GHRC Committee is responsible for oversight of the orientation process and/or education programs for new directors, as well as for the continuous education for Board members so that individuals may maintain and enhance their skills and abilities as directors, and to improve their knowledge of the Corporation.

Orientation

•
The Chairman and the Chief Executive Officer discuss with new directors, the role of the Board, their committees, governance, integrity and corporate values and the contribution individual directors are expected to make.

•	Senior Management provides orientation and education on operations, the strategic plan, the financial position, risks and risk management processes and current issues facing the Corporation.

•
An information binder is prepared for new directors, which contains the Corporation's constating documents, public disclosure documents, organization charts and policies and guidelines.  Also included is Board information, including Board and committee terms of reference, schedule of meetings, remuneration and indemnification and relevant business and operational information.

•	Site visits to Provident's operating areas.

Continuing Education

•
Directors are surveyed annually, in conjunction with the annual board and director effectiveness evaluation, to determine areas that would assist them in maximizing effectiveness.  The information serves as a basis for developing an annual continuing education program.

•
Presentations are made to the Board at all regularly scheduled board meetings to educate and keep them current on changes within the Corporation and in regulatory and industry requirements and standards.

•	Specific information on commodity pricing, market conditions, risks and the current business environment is regularly provided and discussed.

•	External directors are invited to present to the Board of Directors and committees topics of specific interest.

•	The Corporation will reimburse directors up to 50% of all director education costs.

Other Corporate Governance Matters

Code of Business Conduct

The Chairman and the Chief Executive Officer are responsible for fostering a corporate culture that promotes ethical conduct and integrity of the Corporation as well as ensuring that appropriate processes and guidelines are in place and observed so that ethical conduct and integrity is achieved in practice. Provident has adopted a Code of Business Conduct which applies to all directors, officers, employees and consultants of Provident.  The Code of Business Conduct supplements the Corporation's existing principles and value statements designed to promote respect, integrity, creativity and excellence.

Provident's Code of Business Conduct addresses such matters as conflicts of interest, confidential information, the protection and proper use of Provident's assets, the reporting of illegal or unethical behaviour and compliance with applicable laws and regulations.  The Board is responsible for monitoring compliance with the Code of Business Conduct and for approving waivers of such standards by any director or officer.  Waivers in respect of employees or consultants may be given by the President and Chief Executive Officer who must report any such waiver to the Board.  No such waivers for any of Provident's directors, officers, employees or consultants have been granted as of the date hereof.

Provident has a process in place by which employees certify on an annual basis, their familiarity with and adherence to the principles of the Code of Business Conduct and to any other of the Corporation's policies including the Disclosure Policy, Whistleblower Policy and the Insider Trading Policy.  Results of the annual certification and any incidents of non-compliance are reported through the respective committees of the Board.  The Code of Business Conduct encourages employees to seek advice or report concerns without fear of retribution through the Whistleblower Policy, the administration of which is outsourced for greater anonymity. In addition, Shareholders and other stakeholders can provide feedback to Provident through email at info@providentenergy.com or by telephone at (403) 296-2233.

A complete copy of Provident's Code of Business Conduct is available on Provident's website at www.providentenergy.com and on SEDAR at www.sedar.com. The Disclosure Policy, Whistleblower Policy and Insider Trading Policy are available on the Corporation's website at www.providentenergy.com.

Corporate Disclosure Policy

Provident has also adopted a Disclosure Policy which confirms in writing the existing disclosure policies and practices of the company.  The goal of the policy is to promote consistent disclosure practices aimed at accurate, informative, timely and broadly disseminated disclosure of material information to the market and promote compliance among the directors, officers, employees and consultants of Provident and its other subsidiaries.

The policy covers written disclosure in documents filed with the securities commissions and stock exchanges, written statements made in Provident's annual and quarterly reports, news releases, letters to Shareholders and other documents released to the public, the content of which would reasonably be expected to affect the market price or value of Provident's securities, including information contained on Provident's website and other electronic communications.  The policy also extends to public oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media, press conferences, conference calls and in other circumstances in which it is reasonable to expect that the information will become generally disclosed.

Nomination of Directors

The GHRC Committee, which is comprised entirely of independent directors, is responsible for participating in the recruitment and recommendation of new candidates for appointment or election to the board.  When considering a potential candidate, the GHRC Committee considers the quality and skills that the board, as a whole, should have and assesses the competencies and skills of the current members of the board.  Based on the talent already represented on the board, the GHRC Committee then identifies the specific skills, personal qualities or experience the candidate should possess in light of the opportunities and risks facing the Corporation.  Potential candidates are screened to ensure that they possess the requisite qualities, including integrity, business judgement and experience, business or professional expertise, independence from management, international experience, financial literacy, excellent communication skills and the ability to work well with the board and Corporation.  The GHRC Committee considers the existing commitments of a potential candidate to ensure that such candidate will be able to fulfill his or her obligations as a board member.  The GHRC Committee may engage outside advisors to assist in identifying potential candidates.

Additional Information

Copies of Provident's most recent annual information form and any information incorporated therein by reference, Provident's audited consolidated financial statements and management's discussion and analysis of the financial condition and operations of Provident as at and for the year ended December 31, 2010 and this Information Circular may be obtained on the SEDAR website at www.sedar.com or from the Assistant Corporate Secretary of Provident at 2100, 250 - 2nd Street S.W., Calgary, Alberta T2P 0C1.  Financial information respecting Provident is provided in Provident's financial statements and management's discussion and analysis for the most recently completed financial year. Additional information relating to Provident is also available on SEDAR at www.sedar.com.

SCHEDULE "A"

CORPORATE GOVERNANCE DISCLOSURE AND COMPLIANCE

WITH CORPORATE GOVERNANCE GUIDELINES

	Corporate Governance Disclosure Requirement	Comments
1.	Board of Directors
(a)	Disclose the identity of directors who are independent.	The Board has determined that all of the directors are independent other than Douglas J. Haughey who is not independent by virtue of his status as President and Chief Executive Officer of Provident.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	Douglas J. Haughey is the only director who is not considered independent.

(c)
Disclose whether or not a majority of the directors are independent.  If a majority is not independent, describe what the board does to facilitate its exercise of independent judgment in carrying out its responsibilities.
A majority of the directors of Provident are independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The other reporting issuer boards upon which Provident directors serve are set out in the Information Circular under the heading "Board of Directors".

(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of such meetings held since the beginning of the issuer's most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

In accordance with the written mandate of the Board, the independent directors of the Board regularly hold in camera sessions of the Board at such times as the independent directors or the Chairman determine advisable.  The in camera sessions are intended not only to encourage the Board and its committees to fully and independently fulfill their mandates, but also to facilitate the performance of the fiduciary duties and responsibilities of the Board and its committees on behalf of Shareholders. During 2010, in camera sessions of the non-management members of the Board were held in conjunction with every regular meeting of the Board.

During the year ended December 31, 2010, there were 13 meetings of the non-management directors.

Corporate Governance Disclosure Requirement	Comments

(f)
Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director and describe his role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

John Zaozirny, the Chairman of the Board, is an independent director.  Provident has adopted a written position description for the Chairman in accordance with the guidelines set out in NP 58-201.  The role and responsibilities of the Chairman include the following:
- determine the dates and locations of meetings of the Board and the shareholders;
- require the Board to meet at least four times annually and as many additional times as necessary for the Board to carry out its duties and responsibilities effectively;

- ensure that all business that is required to be brought before a meeting of shareholders is brought before a meeting of shareholders;
- review the meeting agendas to ensure all required business is brought before the Board to enable the Board to carry out its duties and responsibilities;

- ensure the Board has the opportunity to meet separately without management present at all meetings;
- provide leadership to enable the Board to act as an effective team in carrying out its duties and responsibilities; and

- provide advice, counsel and mentorship to the President and Chief Executive Officer and fellow members of the Board.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.
The attendance record for each director for all Board and Committee meetings held since the beginning of the year ended December 31, 2010 is set out in the Information Circular under the heading "Board of Directors".

2.	Mandate of the Board of Directors Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its roles and responsibilities.	A copy of the Board's terms of reference is attached as Schedule B to this Information Circular.

3. (a)
Position Descriptions
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.
The Board has developed a written position description for the Chairman of the Board and for the chair of each board committee.

Corporate Governance Disclosure Requirement	Comments

(b)
Disclose whether or not the board and the CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board has developed a written position description for the President and Chief Executive Officer.  The role and responsibilities of the President and Chief Executive Officer include the following:

- maintaining a high level of integrity and assisting in creating a culture of integrity throughout Provident;

- working with the Board to determine the strategic direction of Provident;

- leading and assisting the Board in developing short-term and long-term plans and objectives to achieve the strategies of Provident;

- from time to time, determining with the Board, the budgets of Provident and the Board's expectations of the President and Chief Executive Officer;
- undertaking the day-to-day management and operation of Provident and providing leadership to achieve the objectives of Provident;
- stewarding Provident's expenditures within approved budgets; - ensuring appropriate policies and procedures of Provident are developed, maintained and disclosed;
- ensuring that procedures are in place for appropriate communication to all stakeholders regarding Provident's activities and objectives; and
- complying with all stock exchange, regulatory and statutory requirements.

4. (a)
Orientation and Continuing Education
Briefly describe what measures the board takes to orient new directors regarding:
(i) the role of the board, its committees and its directors, and
(ii) the nature and operation of the issuer's business.

The Governance, Human Resources and Compensation Committee is mandated to oversee an orientation and education program for new directors and to provide ongoing educational opportunities for all directors.  The objectives of such programs are to ensure that new directors fully understand (i) the role of the Board and its committees, (ii) the contribution individual directors are expected to make (including, in particular, the commitment of time and resources that Provident expects from its directors) and (iii) the nature and operation of Provident's affairs.

Corporate Governance Disclosure Requirement	Comments

(b)
Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Continuing education opportunities are directed at enabling individual directors to maintain or enhance their skills and abilities as directors, as well as ensuring that their knowledge and understanding of Provident's affairs remains current.
All new directors are provided with a baseline of knowledge about Provident and its operating companies, which serves as a basis for informed decision-making.  This includes a combination of written material, one-on-one meetings with senior management, site visits and other briefings and training, as appropriate.

5. (a)	Ethical Business Conduct Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

The Board has adopted a written Code of Business Conduct that applies to all directors, officers, employees and consultants.  A summary of the Code is set forth in the Information Circular under the heading "Corporate Governance".

	(i)disclose how a person or company can obtain a copy of the code;	A copy of the Code of Business Conduct has been filed on and is available through SEDAR at www.sedar.com, and is also available on Provident's website at www.providentenergy.com.
(ii)describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and
The Board and management of Provident monitor compliance with the Code.  All directors, officers, employees and consultants are encouraged to report violations of the Code in accordance with the procedures set forth in Provident's whistleblower policy, which provides for the prompt reporting of any violations to an employee's supervisor, or alternatively, to any senior officer or director.  On an annual basis, Provident directors, officers, employees and consultants are required to certify they have read the Code.

(iii)provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change reports have been filed since the beginning of Provident's most recently completed financial year that pertain to any conduct of a director or executive officer that constitutes a departure from the Code of Business Conduct.

Corporate Governance Disclosure Requirement	Comments

(b)
Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Each director must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such director has a conflict of interest.  In addition, the director must excuse himself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

(c)	Describe any other steps the board has taken to encourage and promote a culture of ethical business conduct.
The Board has reviewed and approved a disclosure policy for Provident, in order to promote consistent disclosure practices aimed at informative, timely and broadly disseminated disclosure of material information to the market, in accordance with applicable securities legislation.

The Board has also reviewed and approved a whistleblower policy, to promote, among other things, the disclosure and reporting of any questionable accounting or auditing matters, fraudulent or misleading financial information, and violations of the Code of Business Conduct.

6. (a)	Nomination of Directors Describe the process by which the board identifies new candidates for board nomination.

The process for identifying and recommending the nomination of new Board candidates has been set forth in the written mandate of the Governance, Human Resources and Compensation Committee.  The Governance, Human Resources and Compensation Committee will work with the Board to determine the competencies and skills the Board considers necessary for the Board, as a whole, to possess, as well as the skills the Board considers each existing director possesses.  The Committee will then identify potential Board members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity, which assessment will include a consideration of diversity, age, skills, competencies and experience in the context of the needs of the Board.  The committee may also engage advisors to identify potential Board candidates.

The Committee makes recommendations to the Board with respect to nominees for election at the next annual meeting of shareholders or to be appointed to fill vacancies between annual meetings of the shareholders and will, through the Chairman of the Committee, approach nominees to ascertain their willingness to serve as a member of the Board.

Corporate Governance Disclosure Requirement	Comments

(b)
Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.
The Board has established a Governance, Human Resources and Compensation Committee composed entirely of independent directors which deal with nominating directors.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
One of the functions of the Governance, Human Resources and Compensation Committee is to recommend to the Board new candidates for election to the Board.

The Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set the compensation for any such counsel and advisors.  Any engagement of independent counsel or other advisors is to be at Provident's expense.

7. (a)	Compensation Describe the process by which the board determines the compensation for the issuer's directors and officers.
The Board has established a Governance, Human Resources and Compensation Committee.

The process and guidelines for determining compensation for directors and officers is set forth in the written mandate of the Governance, Human Resources and Compensation Committee.  The Committee will engage independent advice from compensation advisors knowledgeable of industry trends and practices as well as review independent compensation studies prepared for industry peers.  The Committee will review and recommend for approval by the Board the executive compensation philosophy and remuneration policy for Provident and will:

(i) review and approve the corporate goals and objectives relevant to the compensation of the President and Chief Executive Officer;
(ii) evaluate the President and Chief Executive Officer's performance in light of the previously established corporate goals and objectives; and
(iii) recommend to the Board the President and Chief Executive Officer's compensation package based on their evaluation of performance.

In addition, the Committee will review annually and recommend to the Board the annual compensation package and performance objectives of the other executive officers.  With respect to the compensation of directors, the Committee will review the adequacy and form of the compensation of directors periodically to determine if the compensation realistically reflects the responsibilities and risks involved in being an effective director, and to report and make recommendations to the Board accordingly.

The Committee will also determine and recommend to the Board the annual bonuses to be paid to officers and will review any grants under compensation and incentive plans, at the request of the Board.

Corporate Governance Disclosure Requirement	Comments

(b)
Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
The Governance, Human Resources and Compensation Committee is composed entirely of independent directors.
(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
The Committee's functions include: (i) assisting the Board in fulfilling its oversight responsibilities with respect to human resources policies and executive compensation matters; (ii) reviewing the compensation of directors and the overall compensation policies of Provident; and (iii) assisting the Board in corporate governance matters.

(d)
If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Governance, Human Resources and Compensation Committee engaged Mercer to provide specific support to it in determining compensation for Provident's employees, and officers during the most recently completed fiscal year.  This support to the Committee has consisted of (i) the provision of general market observations with respect to market trends and issues, (ii) the provision of benchmark market data, and (iii) attendance at some Committee meetings to review compensation policy and design for employees and officers. The decisions made by the GHRC Committee are the responsibility of the GHRC Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer.

Corporate Governance Disclosure Requirement	Comments

8.	Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
The Corporation has established an Operations and Environmental, Health and Safety Committee.   Additional information on each of the Corporation's committees is set out under the heading "Corporate Governance" in the Information Circular.

9.
Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If the assessments are not regularly conducted, described how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Governance, Human Resources and Compensation Committee is responsible for ensuring that there is a process in place for annually evaluating the effectiveness and contribution of the Board, the committees of the Board and the individual directors based on their applicable terms of reference or position description.
The Board, its committees and individual directors are assessed annually with respect to their effectiveness and contribution. The objective of the assessments is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement.  In addition to any other matters the Committee deems relevant, the assessments will consider in the case of the Board or a committee, the applicable terms of reference, the applicable position descriptions, as well as the competencies and skills each individual director is expected to bring to the Board.

SCHEDULE B

TERMS OF REFERENCE
FOR THE BOARD OF DIRECTORS

The board of directors (the "Board") of Provident Energy Ltd. (the "Corporation") has oversight responsibilities, authorities and duties in connection with the business of the Corporation.

For the purposes of these terms of reference, the term "Provident" shall include the Corporation and its various subsidiaries.

Composition

Directors and Chairman

The Board is elected annually by the shareholders.  The Board shall appoint a chairman (the "Chairman") from amongst the directors whom comprise the Board.  The majority of the directors and the Chairman must be independent, as defined under applicable Canadian and United States securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

The Chairman acts as Chair of all meetings of the Board and shareholders of the Corporation.  When the Chairman is unavailable, an alternate chairman shall be chosen by the directors from among the independent directors present at the meeting.  The Chairman is responsible for ensuring that the Board's agenda enables the Board to successfully carry out its duties.

Committees

In addition to any other committees (including special committees) which the Board may in its discretion constitute from time to time, the Board shall have the following standing committees:

-           Audit Committee;
-           Environmental Health and Safety Committee; and
-           Governance, Human Resources and Compensation Committee.

Certain of the responsibilities of the Board may be delegated to these or other committees of the Board. The composition and responsibilities of these standing committees and any other standing committees of the Board will be as set forth in their terms of reference, as amended from time to time.

Committee members shall be appointed by the Board. The Governance, Human Resources and Compensation Committee shall provide the Board with its recommendation for filling any vacancies on any committees.  The chair of each committee may be designated by the Board or, failing that, by the members of the particular committee. At each meeting of the Board, the chair of each committee (or such committee member as the chair may designate) shall report the results of meetings and reviews undertaken and any associated recommendations.

Board Membership Nomination and Evaluation

The Board has delegated the responsibility of recommending new director nominees to the Governance, Human Resources and Compensation Committee.  The Governance, Human Resources and Compensation Committee shall, among other things, be responsible for recommending director candidates to the full Board.  The Governance, Human Resources and Compensation Committee will recommend new candidates according to its policies and principles in its terms of reference.  As well, the Governance, Human Resources and Compensation Committee will provide an orientation program for new directors.

In addition, the Governance, Human Resources and Compensation Committee shall ensure that there is a process in place for annually evaluating the effectiveness and contribution of the Board, the committees of the Board and the individual directors based on their applicable terms of reference or position description.

Communication

To ensure that the Corporation has in place policies and programs that enable the Corporation to communicate effectively and in a timely manner with its shareholders, other stakeholders, analysts and the public generally the Board has adopted a corporate disclosure policy.  The Disclosure Committee will report annually to the Governance, Human Resources and Compensation Committee with respect to any desirable changes to the corporate disclosure policy and with respect to compliance with the policies in order to ensure its objectives are being achieved and that the Disclosure Committee is effectively implementing the policy.

Meetings and Record Keeping

1.	The Board shall meet regularly and at least quarterly at such times and at such locations as the Chairman shall determine.

2.
Notice of meetings shall be given to each director not less than 48 hours before the time of the meeting.  Meetings of the Board may be held without formal notice if all of the directors are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the meeting.  The notice of the meeting may be delivered personally, given by mail, facsimile or other electronic means of communication.

3.
Each member of the Board is expected to attend Board meetings and meetings of committees on which he or she is a member and to be familiar with deliberations and decisions as soon as possible after any missed meetings.  Members of the Board are expected to prepare for meetings by reviewing the meeting materials distributed to members of the Board, to the extent feasible, prior to such meetings.

4.
The independent directors of the Board shall regularly hold in camera sessions of the Board, without management and without non-independent directors present and at such times as the independent directors or Chairman determine advisable.

5.
A quorum for meetings shall be a majority of the members of the Board, present in person or by telephone or by other telecommunication device that permits all persons participating in the meeting to hear each other.

6.	If the Chairman is not present at any meeting of the Board, one of the other directors who is present at the meeting shall be chosen by the Board to preside at the meeting.

7.
The Chairman shall, in consultation with management, establish the agenda for the meetings and instruct management to ensure that properly prepared agenda materials are circulated to the Board with sufficient time for study prior to the meeting.

8.	Every question at a Board meeting shall be decided by a majority of the votes cast.

9.	Management shall receive notice of meetings and may attend meetings of the Board at the invitation of the Chairman.

10.	The Corporate Secretary of the Corporation, or any other person selected by the Board, shall act as secretary for the purpose of recording the minutes of each meeting.

The minutes of the meeting of the Board shall be placed in the Corporation's minute book.

Duties and Responsibilities

In accordance with applicable laws, the Board is required to always act honestly and in good faith with a view to the best interests of Provident.

B - 2

The Board is responsible for the stewardship of Provident and overseeing the operation of the business of Provident.  The primary responsibilities of the Board shall include:

1.
to the extent feasible, satisfying itself as to the integrity of the President and Chief Executive Officer and other executive officers and that the President and Chief Executive Officer and other executive officers create a culture of integrity throughout Provident;

2.
adopting a strategic planning process and approving, at least on an annual basis, a strategic plan for Provident which takes into account, among other things, the opportunities and risks of the business;

3.	identifying the principal risks of Provident's business, and ensuring appropriate systems are implemented to manage these risks;

4.
providing continuing education opportunities for all directors so they may maintain or enhance their skills and abilities as directors, as well as ensure their knowledge and understanding of Provident's business remains current;

5.	adopting a succession plan which includes the appointing, training and monitoring of senior management;

6.
adopting and reviewing on an annual basis the Corporation's Disclosure Policy to ensure that disclosure made by Provident is accurate, informative, timely and broadly disseminated all in accordance with applicable laws and stock exchange rules;

7.	ensuring that Provident has appropriate processes in place to effectively communicate with its employees, government authorities, other stakeholders and the public;

8.
ensuring the necessary internal controls and management systems are in place that effectively monitor Provident's operations and ensure compliance with applicable laws, regulations and policies, including reviewing on an annual basis the controls and procedures established for the certification of financial and other disclosure made by Provident;

9.	developing clear position descriptions for the Chairman, and, in consultation with the President and Chief Executive Officer;

10.	developing or approving the corporate goals and objectives that the President and Chief Executive Officer are responsible for meeting;

11.	monitoring compliance with Provident's Code of Business Conduct; and

12.	such other actions as determined advisable by the Board.

Stakeholder Communication

Any stakeholder may contact the Board by email at directors@providentenergy.com, or in writing c/o the Assistant Corporate Secretary at the Corporation's head office.  Matters relating to the Corporation's accounting, internal accounting control or audit matters will be referred to the Audit Committee.

Review of Terms of Reference

The Board shall review and assess these Terms of Reference at least annually.

B - 3